File Nos. 333-89468
                                        811-21096

                                    FORM N-4

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [ ]

     Pre-Effective Amendment No. 1                                [X]

     Post-Effective Amendment No. ___                             [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [ ]

     Amendment No. 1                                              [X]


                         VARIABLE ANNUITY ACCOUNT NINE

       (Portion Relating to the Alliance Ovation Advisor Variable Annuity)
                           (Exact Name of Registrant)

                      AIG SunAmerica Life Assurance Company
 (doing business as Anchor National Life Insurance Company) ("Anchor National")
                               (Name of Depositor)

                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
              (Address of Depositor's Principal Offices) (Zip Code)

                Depositor's Telephone Number, including Area Code
                                 (310) 772-6000

                            Christine A. Nixon, Esq.
                     Anchor National Life Insurance Company
                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
                     (Name and Address of Agent for Service)


Copies to:
         Judith A. Hasenauer
         Blazzard, Grodd & Hasenauer, P.C.
         4401 West Tradewinds Ave Suite 207
         Fort Lauderdale, FL  33308
         (954) 771-7909

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

It is proposed that this filing will become effective (check appropriate box):

[  ]       immediately upon filing pursuant to paragraph (b)
[  ]       on (date) pursuant to paragraph (b)
[  ]       60 days after filing pursuant to paragraph (a)(1)
[  ]       on (date) pursuant to paragraph (a)(1)
[  ]       75 days after filing pursuant to paragraph (a)(2)
[  ]       on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

[  ]       This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title  of  Securities  Being  Registered:   Flexible  Payment  Deferred  Annuity
Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                         VARIABLE ANNUITY ACCOUNT NINE


                              Cross Reference Sheet

                               PART A - PROSPECTUS

Item Number in Form N-4                              Caption

1.   Cover Page                                      Cover Page

2.   Definitions                                     Glossary

3.   Synopsis                                        Highlights; Fee Tables;
                                                     Portfolio Expenses; Examples

4.   Condensed Financial Information                 Not available at this time (new product)

5.   General Description of Registrant,              The Alliance Ovation Advisor Variable Annuity;
     Depositor and Portfolio Company                 Investment Options; Other Information

6.   Deductions                                      Expenses

7.   General Description of                          The Alliance Ovation Advisor Variable Annuity;
     Variable Annuity Contracts                      Purchasing an Alliance Ovation Advisor
                                                     Variable Annuity Contract;
                                                     Investment Options

8.   Annuity Period                                  Income Options

9.   Death Benefit                                   Death Benefits

10.  Purchases and Contract Value                    Purchasing an Alliance Ovation Advisor
                                                     Variable Annuity Contract

11.  Redemptions                                     Access To Your Money

12.  Taxes                                           Taxes

13.  Legal Proceedings                               Other Information - Legal Proceedings

14.  Table of Contents of Statement                  Table of Contents of Statement
     of Additional Information                       of Additional Information

                  PART B - STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4                              Caption

15.  Cover Page                                      Cover Page

16.  Table of Contents                               Table of Contents

17.  General Information and History                 The Alliance Ovation Advisor Variable Annuity (P);
                                                     Separate Account; General Account;
                                                     Other Information (P)

18.  Services                                        Other Information (P)

19.  Purchase of Securities Being Offered            Purchasing an Alliance Ovation Advisor
                                                     Variable Annuity Contract (P)

20.  Underwriters                                    Distribution of Contracts

21.  Calculation of Performance Data                 Performance Data

22.  Annuity Payments                                Income Options (P);
                                                     Income Payments;
                                                     Annuity Unit Values

23.  Financial Statements                            Financial Statements (Depositor only);
                                                     Registrant: Financial Statements not
                                                     yet available

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                            ALLIANCE OVATION ADVISOR
                                VARIABLE ANNUITY

                               PROSPECTUS [date]

                   FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
                                    issued by
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                               in connection with

                         VARIABLE ANNUITY ACCOUNT NINE

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the Alliance Ovation Advisor Variable Annuity.

The annuity has 22 investment choices - 3 available fixed account options and 19 Variable Portfolios listed below. The fixed account options include a specified period of 1 year and dollar cost averaging ("DCA") accounts for 6-month and 1-year periods. The Variable Portfolios are part of the Alliance Variable Products Series Fund, Inc. ("Alliance Variable"), managed by Alliance Capital Management, L.P.

Global Bond Portfolio (Class B)
Global Dollar Government Portfolio (Class B)
Growth Portfolio  (Class B)
Growth and Income Portfolio  (Class B)
High-Yield Portfolio (Class B)
International Portfolio (Class B)
AllianceBernstein International Value Portfolio (Class B)
Money Market Portfolio (Class B)
Americas Government Income Portfolio (Class B)
Premier Growth Portfolio  (Class B)
Quasar Portfolio (Class B)
AllianceBernstein Real Estate Investment Portfolio (Class B)
AllianceBernstein Small Cap Value Portfolio (Class B)
Technology Portfolio  (Class B)
Total Return Portfolio (Class B)
U.S. Government/High Grade Securities Portfolio (Class B)
AllianceBernstein Utility Income Portfolio (Class B)
AllianceBernstein Value Portfolio  (Class B)
Worldwide Privatization Portfolio (Class B)

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated [insert date]. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. For a free copy of the SAI, call Us at (800) 255-8402 or write to Us at Delaware Valley Financial Services, P.O. Box 3031, Berwyn, PA 19312-0031. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

The Contracts

         are not a bank deposits
         are not federally insured
         are not endorsed by any bank or government agency are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Table of Contents

[insert Table of Contents page numbers when printed]

Glossary
Highlights
Fee Tables
Examples
The Alliance Ovation Advisor Variable Annuity
Purchasing an Alliance Ovation Advisor Variable Annuity
     Allocation of Purchase Payments
     Right to Cancel
     Exchange Offers
Investment Options
     Variable Portfolios
     Accumulation Units
     Fixed Account Options
     Transfers
     Dollar Cost Averaging
     Asset Rebalancing Program
     Voting Rights
     Substitution
Access to Your Money
     Systematic Withdrawal Program
     Minimum Contract Value
Death Benefits
    Death of Annuitant
     Standard Death Benefit
     Optional Death Benefits
     Spousal Continuation
Expenses
     Separate Account
     Other Revenues
     Investment Charges
     Contract Maintenance Charge
     Transfer Fee
     Optional Death Benefit Charge
     Premium Tax
     Income Taxes
     Reduction or Elimination of Charges and Expenses, and Additional Amounts Credited
Income Options
     Annuity Date
     Income Options
     Fixed or Variable Income Payments
     Income Payments
     Deferment of Payments
Taxes
     Annuity Contracts in General
     Tax Treatment of Distributions - Non-Qualified Contracts
     Tax Treatment of Distributions - Qualified Contracts
     Minimum Distributions
     Tax Treatment of Death Benefits
     Contracts Owned by a Trust or Corporation
     Gifts, Pledges and/or Assignments of a Non-Qualified Contract Diversification and Investor Control
Performance
Other Information
     Anchor National
     The Separate Account
     The General Account
     Distribution of the Contract
     Administration
     Legal Proceedings
     Ownership
     Independent Accountants
     Registration Statement
Table of Contents of Statement of Additional Information
Appendix A - Death Benefits Following Spousal Continuation

Glossary

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, We have defined them in this glossary.

Accumulation Phase - The period during which you invest money in your contract. Accumulation Units - A measurement We use to calculate the value of the variable portion of your contract during the Accumulation Phase.
Annuitant(s) - The person(s) on whose life (lives) We base income payments. Annuity Date - The date on which income payments are to begin, as selected by you.
Annuity Units - A measurement We use to calculate the amount of income payments you receive from the variable portion of your contract during the Income Phase. Beneficiary(ies) - The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.
Company - Anchor National Life Insurance Company, We, Us, the insurer which issues this contract.
Contract Value - The dollar value as of any valuation date of all amounts accumulated under your contract.
Income Phase - The period during which We make income payments to you.
IRS - The Internal Revenue Service.
Non-Qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").
Purchase Payments - The money you give Us to buy the contract, as well as any additional money you give Us to invest in the contract after you own it. Qualified (contract) - A contract purchased with pre-tax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.
Trust - Refers to Alliance Variable Products Series Fund, Inc.
Variable Portfolio(s) - The variable investment options available under the contract. Each Variable Portfolio has its own investment objective. The currently available Variable Portfolios are managed by Alliance Capital Management, L.P., the investment adviser for Alliance Variable Products Series Fund, Inc.

Anchor National Life Insurance Company ("Anchor National") is in the process of changing its name to AIG SunAmerica Life Assurance Company. We anticipate this process will take some time to implement in all jurisdictions where We do business. We expect the name change to be completed during 2003. To begin this process We officially changed the name in our state of domicile, Arizona. However, We continue to do business, today, under the name Anchor National. You will be notified when the name is changed to AIG SunAmerica Life Assurance Company and We are no longer doing business as Anchor National. Please keep in mind, this is a name change only and will not affect the substance of your contract.

                                   Highlights

Anchor National offers several different variable annuity products to meet the diverse needs of our investors. Each product may provide different features and benefits offered at different fees, charges and expenses. When working with your financial advisor to determine the best product to meet your needs you should consider, among other things, whether the features of this contract and the related fees provide the most appropriate package to help you meet your long-term retirement savings goals.

The Alliance Ovation Advisor Variable Annuity is a contract between you and the insurance company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of variable and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement. We will issue the contract as an individual contract in most states, and as a certificate under a group annuity contract in other states.

Right to Cancel: You may cancel your contract within 10 days after receiving it (or whatever period is required in your state). You will receive whatever your contract is worth on the day that We receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. See "Purchasing an Alliance Ovation Advisor Variable Annuity, in this prospectus."

Purchasing a Contract: The minimum initial Purchase Payment We will accept is $2,000. For more information on purchasing a contract, see "Purchasing an Alliance Ovation Advisor Variable Annuity, in this prospectus."

Expenses: There are fees and charges associated with the contract. Each year, we deduct a $30 Contract Maintenance Charge from your contract, which may be waived for contracts of $50,000 or more. We also deduct insurance charges of 1.60% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. Optional death benefit features are available under the contract for additional fees ranging from 0.05% to 0.30%. There is no charge if you make a withdrawal from your contract or if you surrender your contract. See the "Fee Table," "Purchasing an Alliance Ovation Advisor Variable Annuity" and "Expenses."

Access to Your Money: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. See "Access to Your Money" and "Taxes" in this prospectus.

Death Benefit: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. This contract provides five death benefit options. The Standard Death Benefit is automatically included in your contract for no additional charge. We also offer, for an additional charge, the selection of one or more optional death benefits. See "Death Benefits, in this prospectus."

Income Options: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also choose from three different income options, including an option for income that you cannot outlive. See "Income Options, in this prospectus."

Inquiries: If you have questions about your contract call your financial advisor or contact Us at our Annuity Service Center:

 Delaware Valley Financial Services
     P.O. Box 3031
     Berwyn, PA 19312-0031
     (800) 255-8402

Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the contract, as well as the risks of investing.

                                   FEE TABLES

OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of each Purchase Payment):   None

Transfer Fee: No charge for first 12 transfers each contract year; thereafter, fee is $10 per transfer. (Transfers for DCA or asset rebalancing are not counted against your 12 free transfers.)

CONTRACT MAINTENANCE CHARGE
$30, waived if Contract Value is $50,000 or more

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of your average daily net asset value)
     Separate Account Charge
       (mortality and expense risk charge)*:                 1.60%

          Total Separate Account Expense                     1.60%


* See  Expenses  on page __ for more  information  about  the  Separate  Account
Charges.

OPTIONAL DEATH BENEFIT CHARGE (Shown as a percentage of your average daily net asset value, deducted monthly from your Contract Value.)

    Annual Ratchet Plan:                                     0.10%
     Equity Assurance Plan
         Ages 0-59                                           0.07%
         Ages 60+                                            0.20%
     Enhanced Equity Assurance Plan
         (Annual Ratchet and Equity Assurance Plan combined)
         Ages 0-59                                           0.17%
         Ages 60+                                            0.30%
     Estate Benefit Payment                                  0.20%
     Accidental Death Benefit**                              0.05%

** This feature is not available for an Individual Retirement Annuity.

VARIABLE PORTFOLIO EXPENSES

                  Alliance Variable Products Series Fund, Inc.
              Annual Portfolio Expenses After Waivers/Reimbursement
 (as a percentage of average net assets for the Trust's fiscal year ended December 31, 2001)

------------------------------------------------------------------------------------------------------------------------
ALLIANCE CAPITAL TRUST                     Management Fee    Service (12b-1) Fee     Other Expenses    Total Annual Exp (1)
------------------------------------------------------------------------------------------------------------------------
Global Bond Portfolio (Class B)                      0.65%                0.25%             0.42%                 1.32%
Global Dollar Government Portfolio (Class B)         0.75%                0.25%             1.62%                 2.62%
Growth Portfolio (Class B)                           0.75%                0.25%             0.11%                 1.11%
Growth and Income Portfolio (Class B)                0.63%                0.25%             0.04%                 0.92%
High Yield Portfolio (Class B)                       0.75%                0.25%             1.62%                 2.62%
International (Class B)                              1.00%                0.25%             1.01%                 2.26%
AllianceBernstein International Value
Portfolio (Class B) (3)                              0.00%                0.25%             1.20%                 1.45%
Money Market Portfolio (Class B)                     0.50%                0.25%             0.15%                 0.90%
Americas Government Income Portfolio (Class B) (2)   0.75%                0.25%             1.62%                 2.62%
Premier Growth Portfolio (Class B)                   1.00%                0.25%             0.04%                 1.29%
Quasar Portfolio (Class B)                           1.00%                0.25%             0.18%                 1.43%
AllianceBernstein Real Estate Investment
Portfolio (Class B)                                  0.90%                0.25%             0.69%                 1.84%
AllianceBernstein Small Cap Value
Portfolio (Class B) (3)                              0.00%                0.25%             1.20%                 1.45%
Technology Portfolio (Class B)                       1.00%                0.25%             0.08%                 1.33%
Total Return Portfolio (Class B)                     0.63%                0.25%             0.12%                 1.00%
U.S. Government/High Grade Securities
Portfolio (Class B)                                  0.60%                0.25%             0.29%                 1.14%
AllianceBernstein Utility Income Portfolio (Class B) 0.75%                0.25%             0.27%                 1.27%
AllianceBernstein Value Portfolio (Class B) (3)      0.00%                0.25%             1.20%                 1.45%
Worldwide Privatization Portfolio (Class B)          1.00%                0.25%             0.68%                 1.93%

(1) Total annual expenses for the following portfolios before waivers and reimbursements by Alliance Capital Management, L.P. for the year ended December 31, 2001 were as follows:

    AllianceBernstein International Value Portfolio (Class B)      9.31%
    AllianceBernstein Small Cap Value Portfolio (Class B)          3.17%
    AllianceBernstein Value Portfolio (Class B)                    2.47%

(2) Formerly known as North American Government Income Portfolio.

(3) The expenses have been restated to reflect changes in the expense limitations for the 2003 fiscal period.

The above portfolio expenses were provided by Alliance Variable. We have not independently verified the accuracy of the information.

                                    EXAMPLES

You will pay the following expenses on a $1,000 investment in each Variable Portfolio, assuming a 5% annual return on assets, Portfolio Expenses after waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable and:

(a) you surrender the contract at the end of the stated time period and no optional features are elected.

(b) you elect optional benefits at the maximum charges offered (Annual Ratchet Plan, 0.10%; Equity Assurance Plan, Ages 60+, 0.20% (or the Enhanced Equity Assurance Plan, which is the combination of the Annual Ratchet and Equity Assurance Plan, Ages 60+ at 0.30%); Estate Benefit Payment, 0.20%; and the Accidental Death Benefit, 0.05%), and you surrender the contract at the end of the stated period.

(c)  you do not surrender the contract and no optional features are elected.

(d) you elect optional benefits at the maximum charges offered (Annual Ratchet Plan, 0.10%; Equity Assurance Plan, Ages 60+, 0.20% (or the Enhanced Equity Assurance Plan, which is the combination of the Annual Ratchet and Equity Assurance Plan, Ages 60+ at 0.30%); Estate Benefit Payment, 0.20%; and the Accidental Death Benefit , 0.05%), and you do not surrender the contract.

                                                     ------------------------------------
AS OF 12/31/01                                                   TIME PERIODS
                                                      ===================================
Portfolio                                                   1 Year          3 Years
---------                                                    ------          -------

Global Bond Portfolio (Class B)                           (a)  $ 30       (a)   $ 93
                                                          (b)  $ 36       (b)  $ 109
                                                          (c)  $ 30       (c)   $ 93
                                                          (d)  $ 36       (d)  $ 109
Global Dollar Government Portfolio (Class B)              (a)  $ 43       (a)  $ 130
                                                          (b)  $ 48       (b)  $ 146
                                                          (c)  $ 43       (c)  $ 130
                                                          (d)  $ 48       (d)  $ 146
Growth Portfolio (Class B)                                (a)  $ 28       (a)   $ 86
                                                          (b)  $ 34       (b)  $ 103
                                                          (c)  $ 28       (c)   $ 86
                                                          (d)  $ 34       (d)  $ 103
Growth And Income Portfolio (Class B)                     (a)  $ 26       (a)   $ 81
                                                          (b)  $ 32       (b)   $ 97
                                                          (c)  $ 26       (c)   $ 81
                                                          (d)  $ 32       (d)   $ 97
High Yield Portfolio (Class B)                            (a)  $ 43       (a)  $ 130
                                                          (b)  $ 48       (b)  $ 146
                                                          (c)  $ 43       (c)  $ 130
                                                          (d)  $ 48       (d)  $ 146
International Portfolio (Class B)                         (a)  $ 40       (a)  $ 120
                                                          (b)  $ 45       (b)  $ 136
                                                          (c)  $ 40       (c)  $ 120
                                                          (d)  $ 45       (d)  $ 136
AllianceBernstein International Value Portfolio (Class B) (a)  $ 32       (a)   $ 96
                                                          (b)  $ 37       (b)  $ 112
                                                          (c)  $ 32       (c)   $ 96
                                                          (d)  $ 37       (d)  $ 112
Money Market Portfolio (Class B)                          (a)  $ 26       (a)   $ 80
                                                          (b)  $ 32       (b)   $ 96
                                                          (c)  $ 26       (c)   $ 80
                                                          (d)  $ 32       (d)   $ 96
Americas Government Income Portfolio (Class B)            (a)  $ 43       (a)  $ 130
                                                          (b)  $ 48       (b)  $ 146
                                                          (c)  $ 43       (c)  $ 130
                                                          (d)  $ 48       (d)  $ 146
Premier Growth Portfolio (Class B)                        (a)  $ 30       (a)   $ 92
                                                          (b)  $ 35       (b)  $ 108
                                                          (c)  $ 30       (c)   $ 92
                                                          (d)  $ 35       (d)  $ 108
Quasar Portfolio (Class B)                                (a)  $ 31       (a)   $ 96
                                                          (b)  $ 37       (b)  $ 112
                                                          (c)  $ 31       (c)   $ 96
                                                          (d)  $ 37       (d)  $ 112
AllianceBernstein Real Estate Investment Portfolio
(Class B)                                                 (a)  $ 35       (a)  $ 108
                                                          (b)  $ 41       (b)  $ 124
                                                          (c)  $ 35       (c)  $ 108
                                                          (d)  $ 41       (d)  $ 124
AllianceBernstein Small Cap Value Portfolio (Class B)     (a)  $ 32       (a)   $ 96
                                                          (b)  $ 37       (b)  $ 112
                                                          (c)  $ 32       (c)   $ 96
                                                          (d)  $ 37       (d)  $ 112
Technology Portfolio (Class B)                            (a)  $ 30       (a)   $ 93
                                                          (b)  $ 36       (b)  $ 109
                                                          (c)  $ 30       (c)   $ 93
                                                          (d)  $ 36       (d)  $ 109
Total Return Portfolio (Class B)                          (a)  $ 27       (a)   $ 83
                                                          (b)  $ 33       (b)   $ 99
                                                          (c)  $ 27       (c)   $ 83
                                                          (d)  $ 33       (d)   $ 99
U.S. Government/High Grade Securities Portfolio (Class B) (a)  $ 28       (a)   $ 87
                                                          (b)  $ 34       (b)  $ 103
                                                          (c)  $ 28       (c)   $ 87
                                                          (d)  $ 34       (d)  $ 103
AllianceBernstein Utility Income Portfolio (Class B)      (a)  $ 30       (a)   $ 91
                                                          (b)  $ 35       (b)  $ 107
                                                          (c)  $ 30       (c)   $ 91
                                                          (d)  $ 35       (d)  $ 107
AllianceBernstein Value Portfolio (Class B)               (a)  $ 32       (a)   $ 96
                                                          (b)  $ 37       (b)  $ 112
                                                          (c)  $ 32       (c)   $ 96
                                                          (d)  $ 37       (d)  $ 112
Worldwide Privatization Portfolio (Class B)               (a)  $ 36       (a)  $ 110
                                                          (b)  $ 42       (b)  $ 126
                                                          (c)  $ 36       (c)  $ 110
                                                          (d)  $ 42       (d)  $ 126


Explanation of Fee Table and Example

1. The purpose of the Fee Table is to show you the various expenses you would incur directly and indirectly by investing in the contract. The tables represent both fees at the Separate Account (contract level) as well as expenses. We converted the contract maintenance charge to a percentage (0.08%) using an assumed contract size of $40,000. The actual impact of the contract maintenance charge may differ from this percentage and may be waived for Contract Values over $50,000. Additional information on the Variable Portfolios' fees and expenses can be found in the Trust prospectus located behind this prospectus.

2. In addition to the stated assumptions, the Examples also assume Total Separate Account Expenses of 1.60% and that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Examples.

3. Examples reflecting application of optional features and benefits use the highest fees and charges being offered for those features.

4. The annual expense limitations for the year ended April 30, 2002 were as follows:

     AllianceBernstein International Value Portfolio (Class B)      1.20%
     AllianceBernstein Small Cap Value Portfolio (Class B)          1.20%
     AllianceBernstein Value Portfolio (Class B)                    1.20%

     For the period from May 1, 2002, through at least April 30, 2003, the expense limitations will be:

     AllianceBernstein International Value Portfolio (Class B)      1.45%
     AllianceBernstein Small Cap Value Portfolio (Class B)          1.45%
     AllianceBernstein Value Portfolio (Class B)                    1.45%

5. The total annual expenses for the following portfolios are based on estimates since the portfolios were not available for sale in the Trust until 2002:

     Global Dollar Government Portfolio (Class B)
     High Yield Portfolio (Class B)
     Americas Government Income Portfolio (Class B)
     AllianceBernstein Utility Income Portfolio (Class B)

6. These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN. THEREFORE, NO CONDENSED FINANCIAL INFORMATION APPEARS IN THE PROSPECTUS.

                  THE ALLIANCE OVATION ADVISOR VARIABLE ANNUITY

Anchor National issues the Alliance Ovation Advisor Variable Annuity. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

When you purchase an Alliance Ovation Advisor Variable Annuity, a contract exists between you and Anchor National. You are the Owner of the contract. The contract provides three main benefits:

1. Tax Deferral: This means that you do not pay taxes on your earnings from the annuity until you withdraw them.

2. Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

3. Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial representative.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you start receiving income payments out of the money accumulated in your contract.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance which varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest. This contract currently offers 19 Variable Portfolios.

The contract also offers fixed account options for varying time periods. The fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to a fixed account option, the amount of money that accumulates in the contract depends on the total interest credited to the particular fixed account option in which you invest.

For more information on investment options available under this contract please see "Investment Options" in this prospectus.

This annuity is designed for long-term investors who desire to save for retirement. Under certain circumstances, you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Because of this potential penalty, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

             PURCHASING AN ALLIANCE OVATION ADVISOR VARIABLE ANNUITY

An initial Purchase Payment is the money you give Us to buy a contract. Any additional money you give Us to invest in the contract after purchase is a subsequent Purchase Payment.

The minimum initial Purchase Payment permitted under your contract is $2,000. Subsequent payments must be at least $1,000 except that automated subsequent payments may be $100 or more. Prior Company approval is required to accept Purchase Payments greater than $1,000,000. The Company reserves the right to refuse Purchase Payments, including one which would cause total Purchase Payments to exceed $1,000,000 at the time of the Purchase Payment. Subsequent Purchase Payments which would cause total Purchase Payments in the contract to exceed this limit are also subject to prior Company approval. Further, We reserve the right to aggregate all contracts having the same Owner and/or Annuitants' social security or federal tax identification number for purposes of determining which contracts and/or Purchase Payments require Company pre-approval.

If mandated under applicable law, We may be required to reject a Purchase Payment. We may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

In general, We will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. In addition, We may not issue a contract to anyone age 85 or older on the contract issue date (effective date of the contract). Contracts with elections for the Equity Assurance Plan or the Accidental Death Benefit will not be issued to anyone over age 75. Contracts with elections for the Estate Benefit Plan or the Annual Ratchet Plan will not be issued to anyone over 80.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.

Allocation of Purchase Payments

We invest your Purchase Payments in the fixed and variable investment options according to your instructions. If We receive a Purchase Payment without allocation instructions, We will invest the money according to your last allocation instructions.

In order to issue your contract, We need your completed application and/or Purchase Payment allocation instructions and any other required paperwork at our Annuity Service Center. We allocate your initial Purchase Payment within two days of receiving it. If We do not have complete information necessary to issue your contract, We will contact you. If We do not have the information necessary to issue your contract within 5 business days We will:

o    Send your money back to you, or;

o Ask your permission to keep your money until We get the information necessary to issue the contract.

Right to Cancel

You may cancel your contract within ten days after receiving it (or longer if required by state law). To cancel, you must mail the contract along with your written request to our Annuity Service Center:

     Delaware Valley Financial Services
     P.O. Box 3031
     Berwyn, PA 19312-0031

If you decide to cancel your contract during this examination period, We will refund to you the value of your contract on the day We receive your request.

Certain states require Us to return your Purchase Payments upon a written request mailed during the examination period as described above and in the contract. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a written request as described above. With respect to those contracts, We reserve the right to put your money in the Money Market Portfolio during the examination period and will allocate your money according to your instructions at the end of the applicable examination period. Currently, We do not put your money in the Money Market Portfolio during the examination period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the examination period, We return the greater of (1) your Purchase Payments; or (2) the value of your contract. At the end of the examination period, We allocate your money according to your instructions.

Exchange Offers

From time to time, We may offer to allow you to exchange an older variable annuity, issued by Anchor National or one of its affiliates, for a newer product with more current features and benefits, also issued by Anchor National or one of its affiliates. Such an exchange offer will be made in accordance with applicable state and federal securities and insurance rules and regulations. We will explain the specific terms and conditions of any such exchange offer at the time the offer is made.

                               INVESTMENT OPTIONS

Variable Portfolios

The contract currently offers 19 Variable Portfolios. These Variable Portfolios invest in shares of the Trust, Alliance Variable Products Series Fund, Inc. The Variable Portfolios are only available through the purchase of certain insurance contracts.

Alliance Capital Management, L.P. is the investment adviser to the Trust. The Trust also serves as the current underlying investment vehicle for other variable annuity contracts issued by our affiliates, AIG Life Insurance Company and American International Life Assurance Company of New York, and other affiliated/ unaffiliated insurance companies. Neither Anchor National nor the Trust believes that offering shares of the Trust in this manner disadvantages you. The adviser monitors the Trust for potential conflicts.

The 19 Variable Portfolios are listed below:

         Global Bond Portfolio (Class B)
         Global Dollar Government Portfolio (Class B)
         Growth Portfolio (Class B)
         Growth and Income Portfolio (Class B)
         High-Yield Portfolio (Class B)
         International Portfolio (Class B)
         AllianceBernstein International Value Portfolio (Class B) Money Market Portfolio (Class B)
         Americas Government Income Portfolio (Class B)
         Premier Growth Portfolio (Class B)
         Quasar Portfolio (Class B) (seeks growth of capital.)
         AllianceBernstein Real Estate Investment Portfolio (Class B) AllianceBernstein Small Cap Value Portfolio (Class B)
         Technology Portfolio (Class B)
         Total Return Portfolio (Class B)
         U.S. Government/High Grade Securities Portfolio (Class B) AllianceBernstein Utility Income Portfolio (Class B)
         AllianceBernstein Value Portfolio (Class B)
         Worldwide Privatization Portfolio (Class B)

You should read the attached prospectus for the Trust carefully. This prospectus contains detailed information about the Variable Portfolios, including each Variable Portfolio's investment objective and risk factors.

Accumulation Units

When you allocate a Purchase Payment to the Variable Portfolios, We credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day We receive your money if We receive it before 4 p.m. Eastern Time, or on the next business day's unit value if We receive your money after 4 p.m. Eastern Time. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the New York Stock Exchange ("NYSE") is open as follows:

1. We determine the total value of money invested in a particular Variable Portfolio;

2.   We subtract from that amount all applicable contract charges; and

3.   We divide this amount by the number of outstanding Accumulation Units.

Accumulation Units are credited to your contract when Purchase Payments are allocated or amounts are transferred into a Variable Portfolio. Accumulation Units are deducted when the charge, if any, for an Optional Death Benefit or the Contract Maintenance Charge is deducted. Accumulation Units are also deducted when you make a withdrawal or a transfer out of a Variable Portfolio.

     Example:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Global Bond Portfolio.

Performance of the Variable Portfolios and expenses of the Separate Account affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

Fixed Account Options

The contract also offers three fixed account options as part of the guaranteed amount. Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed account options. We currently offer a fixed account option for a guarantee period of one year (the "Guaranteed Account"). You also have the option of allocating your money to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available in conjunction with the Dollar Cost Averaging Program. See the section on Dollar Cost Averaging below for additional information about the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments. All of these options may not be available in all states.

Each one-year guarantee period may offer a different interest rate but will never be less than an annual effective rate of 3%. Once established the rates for specified payments do not change during the guarantee period. The guarantee period is that period for which We credit the applicable rate (one year).

If you purchased your contract on or after August 1, 2002, We may restrict your ability to allocate amounts to the one-year fixed account option during any time period that the rate We are crediting on the account is equal to the minimum guaranteed interest rate of 3%. Please see your financial advisor to learn about any current restrictions.

There are three scenarios in which you may put money into a fixed account option. In each scenario your money may be credited a different rate of interest as follows:

o Initial Rate: Rate credited to amounts allocated to the fixed account when you purchase your contract.

o Current Rate: Rate credited to subsequent amounts allocated to the fixed account.

o Renewal Rate: Rate credited to money transferred from a Variable Portfolio into a fixed account and to money remaining in a fixed account after expiration of the one year guarantee period. (The Renewal Rate does not apply to the DCA fixed account options.)

Each of these rates may differ from one another. Once declared, the applicable rate is guaranteed until the corresponding guarantee period expires.

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the Variable Portfolios. The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options but will never be less than an annual effective rate of 3%. See Dollar Cost Averaging in this prospectus for more information.

Transfers

During the Accumulation Phase, or after the Annuity Date, provided a variable annuity option was selected, you may transfer funds between the Variable Portfolios and/or the fixed account options. Funds already in your contract cannot be transferred into the DCA fixed accounts. After the Annuity Date, transfers may not take place between a fixed annuity option and a variable annuity option. You must transfer at least $1,000. If less than $1,000 will remain in any fixed account option or Variable Portfolio after a transfer, that amount must be transferred as well.

You may request transfers of your account value between the Variable Portfolios and/or the Guaranteed Account in writing or by telephone. We currently allow 12 free transfers per contract per year. We charge $10 for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program or the asset rebalancing program do not count against your 12 free transfers per contract year.

We accept transfer requests by telephone unless you tell Us not to. When receiving instructions over the telephone We follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, We are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone. If We fail to follow our procedures, We may be liable for any losses due to unauthorized or fraudulent instructions.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if We believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios.

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.

This product is not designed for professional "market timing" organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programming transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These market timing strategies are disruptive to the underlying portfolio in which the Variable Portfolios invest and therefore, potentially harmful to investors. If We determine, in our sole discretion, that your transfer patterns among the Variable Portfolios reflect a market timing strategy, We reserve the right to take action to protect the other investors. Such action may include but would not be limited to restricting the mechanisms you can use to request transfers among the Variable Portfolio or imposing penalty fees on such trading activity and/or otherwise restricting transfer options in accordance with state and federal rules and regulations. We will not take any action until we have notified you of our intent to limit your ability to make transfers or to assess a fee.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Dollar Cost Averaging

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. There is no fee to participate in this program. Under the program you systematically transfer a set dollar amount or percentage of the Money Market Portfolio or the 1-year fixed account option (source accounts) to any other Variable Portfolio. Transfers may be monthly and do not count against your 12 free transfers per contract year. The minimum transfer amount under the DCA program is $100, regardless of the source account. Fixed account options are not available as target accounts for the DCA program.

We also offer the 6-month and 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments of at least $12,000. You cannot transfer money already in your contract into these options. If you allocate new Purchase Payments into a DCA fixed account, amounts are transferred on or about the 15th of each month for the duration of the fixed account. Thus, on a monthly basis, We transfer all your money allocated to that account into the Variable Portfolios over the selected 6-month or 1-year period.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, We cannot ensure that you will make a profit. When you elect the DCA program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

     Money Market Portfolio Example:

Assume that you want to gradually move $12,000 from the Money Market Portfolio to the Growth Portfolio over six months. You set up dollar cost averaging for $2,000 each month and purchase Accumulation Units at the following values:

                Month                 Accumulation Unit          Units Purchased
     --------------------------- -------------------------- --------------------
                 1                         $7.50                    266.667
                 2                         $5.00                      400
                 3                        $10.00                      200
                 4                         $7.50                    266.667
                 5                         $5.00                      400
                 6                         $7.50                    266.667
     --------------------------- -------------------------- --------------------

You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Asset Rebalancing Program

Earnings in your contract may cause the percentage of your investment in each Variable Portfolio to differ from your original allocations. The automatic Asset Rebalancing Program addresses this situation. At your election, We periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. There is no fee to participate in this program. Asset rebalancing typically involves shifting a portion of your money out of a Variable Portfolio which experienced a higher return into a Variable Portfolio which experienced a lower return.

At your request, rebalancing occurs on a monthly, quarterly, semiannual or annual basis. Transfers made as a result of rebalancing do not count against your 12 free transfers for the contract year.

We reserve the right to modify, suspend or terminate this program at any time.

     Example:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in the Global Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Global Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, We would sell some of your units in the Global Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

Voting Rights

Anchor National is the legal Owner of the Trust's shares. However, when a Variable Portfolio solicits proxies in conjunction with a vote of shareholders, you have the right to instruct Us on how to vote the Variable Portfolio shares that are attributable to your contract. We vote all of the shares We own in the same proportion as the voting instructions We receive. This includes any shares We own on our own behalf. Should We determine that We are no longer required to comply with these rules, We will vote the shares in our own right.

Substitution

We may move assets and re-direct future Purchase Payment allocations from one Variable Portfolio to another if We receive contract Owner approval through a proxy vote or SEC approval for a fund substitution. This would occur if a Variable Portfolio is no longer an appropriate investment for the contract, for reasons such as continuing substandard performance, or for changes to the portfolio manager, investment objectives, risks and strategies, or federal or state laws. The new Variable Portfolio offered may have different fees and expenses. You will be notified of any upcoming proxies or substitutions that affect your Variable Portfolio choices.

                              ACCESS TO YOUR MONEY

You can access money in your contract in two ways:

o    by making a partial or total withdrawal, and/or;

o by receiving income payments during the Income Phase. See "Income Options" below.

If you withdraw your entire Contract Value, We may deduct a Contract Maintenance Charge. See "Expenses" below.

You may make request a partial surrender for a minimum of $500. Your Contract Value must be at least $2,000 after the partial surrender, or We may cancel the contract. You must send a written withdrawal request. Unless you provide Us with different instructions, partial withdrawals will be made pro rata from each Variable Portfolio and the fixed account option in which your contract is invested.

Under certain Qualified plans, access to the money in your contract may be restricted. Withdrawals made prior to age 59 1/2 may result in a 10% federal penalty tax. See "Taxes" in this prospectus.

We may be required to suspend or postpone any type of payment for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract Owners.

Additionally, We reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.

Systematic Withdrawal Program

During the Accumulation Phase, provided you have a minimum Contract Value of $24,000, you may elect to receive periodic income payments under the systematic withdrawal program, up to a maximum of 10% of your Contract Value each year. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $200. There must be at least $1,000 remaining in your contract at all times. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. There is no additional charge for participating in this program. You may not elect this program if you have made a partial surrender earlier in the same contract year.

Please check with the Annuity Service Center to ensure that this program is available for your contract. The Annuity Service Center can provide the necessary forms. We reserve the right to modify, suspend or terminate this program at any time.

Minimum Contract Value

Where permitted by state law, We may terminate your contract if both of the following occur: (1) your contract is less than $2,000 as a result of partial withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days' written notice. At the end of the notice period, We will distribute the contract's remaining value to you.

                                 DEATH BENEFITS

If an Owner dies during the Accumulation Phase of your contract, we pay a death benefit to the Beneficiary. At the time you purchase your contract, you must select a death benefit option. The Standard Death Benefit is automatically included in your contract for no additional fee. We also offer, for an additional fee, other death benefit options. Death benefit elections must be made at the time you purchase the contract and may not be terminated at a later date, except when your spouse continues the contract. See "Spousal Continuation" below. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay the death benefit if an Owner dies after beginning the Income Phase. However, if an Owner dies during the Income Phase, any remaining guaranteed income payments will be made in accordance with the income Option selected. See "Income Options" in this prospectus.

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If the contract is jointly owned, the surviving joint Owner will be the primary Beneficiary and any other Beneficiary will be treated as the contingent Beneficiary unless specifically requested otherwise.

We calculate and pay the death benefit when We receive all required paperwork and satisfactory proof of death. We consider the following satisfactory proof of death:

1.   a certified copy of the death certificate; or

2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

3. a written statement by a medical doctor who attended the deceased at the time of death; or

4.   any other proof satisfactory to Us.

We may require additional proof before We pay the death benefit.

The Beneficiary may elect one of the following death benefit payment options unless previously chosen by the Owner, to be paid as follows:

1. payment of the entire death benefit within 5 years of the date of your death; or

2. payment over the lifetime of the designated Beneficiary with distribution beginning within 1 year of the date of your death; or

3. if the designated Beneficiary is your spouse, he/she can continue this contract in his or her own name. See "Spousal Continuation" below.

If a Beneficiary does not elect a specific form of payment option within 60 days of our receipt of all required paperwork and satisfactory proof of death, We pay a lump sum death benefit to the Beneficiary within five years of the date of death. If the Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner.

The death benefit amount paid remains in the Variable Portfolios until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risks. These risks are borne by the Beneficiary.

Death of the Annuitant

If the Annuitant is a person other than the Owner and the Owner is an individual, and if the Annuitant dies during the Accumulation Phase, a new Annuitant may be named by the Owner. If no new Annuitant is named within sixty
(60) days of our receipt of proof of death, the Owner will be the new Annuitant. If the Annuitant dies during the Income Phase, the remaining payments, if any, will be as specified in the Annuity Option elected. We will require proof of the Annuitant's death. Death benefits, if any, will be paid to the designated Beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death.

We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, We determine the percentage by which the withdrawal reduced Contract Value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the Contract Value immediately before taking that withdrawal. The resulting percentage is then multiplied by the amount of total Purchase Payments and subtracted from the amount of total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment calculation.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, We determine the percentage by which the Contract Value is reduced by taking the amount of the withdrawal in relation to the Contract Value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

Standard Death Benefit: The Standard Death Benefit on your contract is the greater of:

1.   Net Purchase Payments;

2. the Contract Value on the date We receive all required paperwork and satisfactory proof of death; or

3.   the greatest Contract Value on any seventh Contract Anniversary,  plus any
     Purchase Payments   paid   subsequent   to  that   Contract   Anniversary,
     Reduced proportionally by any withdrawals taken subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of each withdrawal.

Optional Death Benefits

For an additional fee, you may elect one or more of the Optional Death Benefits below which can provide greater protection for your Beneficiaries. In the case of joint Owners, the Optional Death Benefits will be paid upon the death of either owner, except for the Accidental Death Benefit, which will be paid upon the death of the Owner first listed on the contract Schedule. These elections must be made at the time of contract issue and may not be terminated at a later date. All optional death benefits may not be available in all states. The maximum issue age for the elections varies as shown below. The fees for the optional death benefits are deducted from your Contract Value each month. An
Optional Death Benefit will be in effect if you select it on your application and the charge for the Optional Death Benefit is shown in your contract.

Annual Ratchet Plan. (Maximum issue age is 80.) We will pay a death benefit equal to the greatest of:

1.   the Contract Value;

2.   the total of all Net Purchase Payments; or

3. the greatest Contract Value on any Contract Anniversary, plus any Purchase Payments paid subsequent to that Contract Anniversary, reduced proportionally by any withdrawals taken subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of each withdrawal.

Equity Assurance Plan. (Maximum issue age is 75.) We will pay a death benefit equal to the greatest of:

1.   the Contract Value; or

2.   an amount equal to (a) plus (b) where:

(a) is equal to the total of all Purchase Payments paid on or before the first Contract Anniversary following the 85th birthday, adjusted proportionately for partial withdrawals and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each Purchase Payment to the earlier of the date of death or the first Contract Anniversary following the 85th birthday:

Annual Interest Rate       Period When Death Occurs
0%       1 through 24 months after Purchase Payment receipt;
2%       25 through 48 months after Purchase Payment receipt;
4%       49 through 72 months after Purchase Payment receipt;
6%       73 through 96 months after Purchase Payment receipt;
8%       97 through 120 months after Purchase Payment receipt;
10% if 120 months or more after Purchase Payment receipt, for a maximum of 10 years; and

(b) is equal to all Purchase Payments paid after the first Contract Anniversary following the 85th birthday, reduced proportionately for partial withdrawals.

Enhanced Equity Assurance Plan. (Maximum issue age is 75.) This Optional Death Benefit is the combination of the Annual Ratchet Plan and the Equity Assurance Plan. We will pay a death benefit equal to the greatest of:

1.   the Contract Value; or

2. the greatest Contract Value on any Contract Anniversary, plus any Purchase Payments paid subsequent to that Contract Anniversary, reduced proportionally by any withdrawals taken subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of each withdrawal; or

3.   an amount equal to (a) plus (b) where:

(a) is equal to the total of all Purchase Payments paid on or before the first Contract Anniversary following the 85th birthday, reduced proportionately for partial withdrawals and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each Purchase Payment to the earlier of the date of death or the first Contract Anniversary following the 85th birthday:

Annual Interest Rate       Period When Death Occurs
0%       1 through 24 months after Purchase Payment receipt;
2%       25 through 48 months after Purchase Payment receipt;
4%       49 through 72 months after Purchase Payment receipt;
6%       73 through 96 months after Purchase Payment receipt;
8%       97 through 120 months after Purchase Payment receipt;
10% if 120 months or more after Purchase Payment receipt, for a maximum of 10 years; and

(b) is equal to all Purchase Payments paid after the first Contract Anniversary following the 85th birthday, reduced proportionately for partial withdrawals.

Enhanced  Death Benefit Rider (Estate  Benefit  Payment).  (Maximum issue age is
80.)

If you select the estate benefit payment, We will pay it in addition to any other death benefit in effect at the time of your death. If selected, We will increase the death benefit otherwise payable upon your death by the amount of the estate benefit payment determined as follows:

If you are age 60 or younger on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 70% of Net Purchase Payments or (b) 70% of the Contract Value less Net Purchase Payments.

If you are between ages 61 and 70 on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 50% of Net Purchase Payments or (b) 50% of the Contract Value less Net Purchase Payments.

If you are between ages 71 and 80 on the effective date of your contract, the estate benefit payment will equal the lesser of (a) 30% of Net Purchase Payments or (b) 30% of the Contract Value less Net Purchase Payments.

If upon your death your spouse elects to continue the contract in his or her name, the spouse's age as of the date of your death will be the age We use to determine the amount of estate benefit payment payable upon the spouse's death. The estate benefit payment will not be available if your spouse is older than 80 as of the date of your death.

Accidental Death Benefit. (Maximum issue age is 75.)

If you select the accidental death benefit at the time of application, We will pay it in addition to any other death benefit in effect at the time of your death. The accidental death benefit is not available if the contract is used in connection with an individual retirement annuity. If selected at the time of application, the accidental death benefit payable under this option will be equal to the lesser of:

1.   the Contract Value as of the date the death benefit is determined; or

2.   $250,000.

The accidental death benefit is payable if you die as a result of injury prior to the Contract Anniversary following your 75th birthday. The death must also occur before the Annuity Date and within 365 days of the date of the accident that caused the injury. The accidental death benefit does not apply to the death of a continuing spouse.

The accidental death benefit will not be paid for any death caused by or resulting (in whole or in part) from the following:

o suicide or attempted suicide, while sane or insane, or intentionally self-inflicted injuries;

o sickness, disease or bacterial infection of any kind, except pyogenic infections which occur as a result of an injury or bacterial infections which result from the accidental ingestion of contaminated substances;

o injury sustained as a consequence of riding in, including boarding or alighting from, any vehicle or device used for aerial navigation except if you are a passenger on any aircraft licensed for the transportation of passengers;

o    declared or undeclared war or any act thereof; or

o    service in the military, naval or air service of any country.

The accidental death benefit will cease to be in effect upon the Contract Anniversary following your 75th birthday.

Spousal Continuation

If you are the original Owner of the contract and the Beneficiary is your spouse, your spouse may elect to continue the contract after your death. The spouse becomes the new Owner ("Continuing Spouse") as though the Continuing Spouse has just purchased the contract. Generally, the contract and its fees, charges and/or elected features, if any, remain the same, except that the optional death benefit charge may change due to the age of the Continuing Spouse. A spousal continuation can only take place upon the death of the original Owner of the contract and may be elected only one time per contract.

To the extent that the Continuing Spouse invests in the Variable Portfolios, the spouse will be subject to investment risk as was the original Owner. This is because the death benefit amount paid remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to the investment risk.

Upon a spouse's continuation of the contract, We will contribute to the Contract Value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner exceeds the Contract Value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original Owner's death. We will add the Continuation Contribution as of the date We receive both the Continuing Spouse's written request to continue the contract and proof of death of the original Owner in a form satisfactory to Us ("Continuation Date"). The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except as explained in Appendix A. See Appendix A for further explanation of the death benefit calculations following a Spousal Continuation.

On the  Continuation  Date,  the  Continuing  Spouse may  terminate the original
Owner's election(s) of the optional death benefits. The attained age of the spouse as of the Continuation Date will be used as the basis for determining the availability, cost, and calculation of future death benefits payable upon death of the spousal Beneficiary. If the attained age of the spousal Beneficiary exceeds the maximum issue age for a continued optional benefit, the benefit is not longer available and the charge will no longer be deducted. See the maximum issue ages shown above for the optional death benefits.

We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time with respect to prospectively issued contracts.


                                    EXPENSES

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. However, we will not increase the contract maintenance charge under your contract. The investment charges under your contract may increase or decrease. Some states may require that We charge less than the amounts described below.

Separate Account

The Company deducts a Separate Account Charge in the amount of 1.60% annually of the value of your contract invested in the Variable Portfolios. We deduct the charge daily. This charge compensates the Company for the mortality and expense risks, the costs of contract administration and distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contract and obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the Separate Account Charge and other fees and charges assessed under the contract.

If these charges do not cover all of our expenses, We will pay the difference. Likewise, if these charges exceed our expenses, We will keep the difference. The Separate Account Charge is expected to result in a profit. Profit may be used for any legitimate cost or expense including distribution, depending upon market conditions.

Other Revenue

We may receive compensation of up to 0.25% from the investment adviser of certain of the Variable Portfolios for services related to the availability of those Variable Portfolios in the contract.

Investment Charges

Investment Management Fees

Charges are deducted from your Variable Portfolios for the advisory and other expenses of the Variable Portfolios. The Fee Tables in this prospectus illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectus for the Trust, attached.

Contract Maintenance Charge

During the Accumulation Phase, We subtract a contract maintenance charge from your Contract Value once per year. This charge partially compensates Us for the cost of contract administration. We deduct the $30 contract maintenance charge from your Contract Value on your contract anniversary. If you withdraw your entire Contract Value, We deduct the fee from that withdrawal.

If your Contract Value is $50,000 or more on your contract anniversary date, We will waive the charge for that year. This waiver is subject to change without notice.

After annuitization, the charge is pro-rated and collected on a monthly basis, causing a reduction to the monthly annuity payments.

Transfer Fee

We currently permit 12 free transfers between investment options each contract year. We charge you $10 for each additional transfer that contract year. See "Investment Options" and "Transfers in this prospectus."

Optional Death Benefit Charges

See the Fee Tables for a chart of the Optional Death Benefits.

Premium Tax

Certain states charge the Company a tax on the premiums you pay into the contract ranging from zero to 3 1/2%. Currently, We deduct the charge for premium taxes when you take a full withdrawal or begin the Income Phase of the contract. In the future, We may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

Premium taxes are subject to change without notice. In many states, there is no tax at all. For current information, you should consult your tax adviser.

Income Taxes

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

Reduction  or  Elimination  of Charges  and  Expenses,  and  Additional  Amounts
Credited

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, We may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria We evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between Us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that We believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

                                 INCOME OPTIONS

Annuity Date

During the Income Phase, We use the money accumulated in your contract to make regular income payments to you. You may begin the Income Phase any time after your second contract anniversary. You select the month and year you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you notify the Annuity Service Office in writing 30 days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option. Except as indicated below, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender.

Income payments must begin on or before the Annuitant's 90th birthday. If you do not choose an Annuity Date, your income payments will automatically begin on this date. Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

In addition, federal tax law may require you to take minimum distributions after you reach age 70 1/2. See "Taxes" below.

Income Options

The contract offers the three annuity options described below. Other annuity options may be made available, including other guarantee periods and options without life contingencies, subject to our discretion. Contact the Annuity Service Center for more information. If you do not choose an annuity option, We will make annuity payments in accordance with option 2. However, if the annuity payments are for joint lives, We will make payments in accordance with option 3. Where permitted by state law, We may pay the annuity in one lump sum if your Contract Value is less than $2,000.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. A natural contract Owner may change the Annuitant at any time prior to the Annuity Date. You must notify Us if the Annuitant dies before the Annuity Date and designate a new Annuitant. The Annuitant may not be changed in a contract owned by a non-natural Owner.

Option 1 -- Life Income

Under this option, We will make monthly annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies. If the Annuitant dies after the first payment, then We will make only one payment.

Option 2 -- Life Income With Minimum 10 Year Guarantee

Under this option, We will make monthly annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a period you select of at least 10 years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the Beneficiary for the remainder of the period.

Option 3 -- Joint and Last Survivor Annuity

Under this option, We will make monthly annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of either of you, We will continue to make annuity payments so long as the survivor is alive. We will stop making payments after the last survivor's death.

The value of an Annuity Unit, regardless of the option chosen, takes into account the Separate Account Expenses. Please read the SAI for a more detailed discussion of the income options.

Fixed or Variable Income Payments

You can choose income payments that are fixed, variable or both. Unless otherwise elected, if at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable. If income payments are fixed, Anchor National guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.

Income Payments

We make income payments on a monthly basis. You instruct Us to send you a check or to have the payments directly deposited into your bank account. If state law allows, We distribute annuities with a Contract Value of $2,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, We may decrease the frequency of payments, state law allowing.

If you are invested in the Variable Portfolios on the Annuity Date, your income payments will depend on the following:

o for life options, your age, when payments begin, and in most states, if a Non-Qualified contract, your gender;

o    the value of your contract in the Variable Portfolios;

o the 5.00% assumed investment rate used in the annuity table for the contract;

o the performance of the Variable Portfolios in which you are invested during the time you receive income payments; and

o    the deduction of any Contract Maintenance Charge.

If you are invested in both the fixed account options and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

Deferment of Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. See also "Access to Your Money" for a discussion of when payments from the Variable Portfolios may be suspended or postponed.

                                      Taxes

Note: We prepared the following information on taxes as a general discussion of the subject. This information addresses general federal taxation matters, and generally does not address state taxation issues or questions. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change, therefore, We cannot guarantee that the information contained herein is complete and/or accurate. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and Employee Retirement Income Security Act of 1974 ("ERISA") requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, SIMPLE IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.

Tax Treatment of Distributions - Non-Qualified Contracts

If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payments. Payments received after the investment in this contract has been recovered are fully taxable. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which are attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions - Qualified Contracts

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income.
Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from Qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). The penalty is increased to 25% for a distribution from a SIMPLE IRA during the first two years of the plan. To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or his designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as applicable) on his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as applicable for the taxable year); and (j) distribution from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The 10% penalty also applies to a distribution from a Code Section 457 governmental plan if the distribution is attributable to an amount transferred to the Code Section 457 plan from an IRA, 403(b), pension or profit sharing plan unless one of the exceptions above applies.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments (including earnings thereon) to a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) has a severance from employment; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the Owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1989 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under Section 403(b) or to a custodial account under section 403(b)(7), are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code Section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

Minimum Distributions

Generally, the IRS requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

The date in (2) does not apply to IRAs. If the required distributions are not made, a 5% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the Owner.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semiannual or annual withdrawals for this purpose. This service is provided as a courtesy and We do not guarantee the accuracy of our calculations. Accordingly, We recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

Tax Treatment of Death Benefits

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain optional death benefit may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the Owner is under 59 1/2.

If you own a Qualified contract and purchase these optional death benefits, the IRS may consider such benefit "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the Owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA or a SIMPLE IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs and SIMPLE IRAs) which may result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation

A trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a Non-natural Owner as an annuity contract for Federal income tax purposes. The Non-natural Owner pays tax currently on the contract's value in excess of the Owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans.

Gifts, Pledges and/or Assignments of a Non-Qualified Contract and Owner Control

If you transfer Ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift, you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. Also, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal.

Diversification and Investor Control

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable
Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not Anchor National, would be considered the Owner of the shares of the Variable Portfolios under your Non-Qualified Contract, because of the degree of control you exercise over the underlying investments. This is often referred to as "investor control." It is unknown to what extent Owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios Owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the Owner of the Non-Qualified contract, could be treated as the Owner of the underlying Variable Portfolios. Due to the uncertainty in this area, We reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified Contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

Performance

We advertise the Money Market Portfolio's yield and effective yield. In addition, the other Variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Variable Portfolios. These performance numbers do not indicate future results.

When We advertise performance for periods prior to the date the contracts were first issued, We derive the figures from the performance of the corresponding portfolios for the Trust, if available. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of the particular Variable Portfolio.

Consult the SAI for more detailed information regarding the calculation of performance data. The performance of each Variable Portfolio may also be measured against unmanaged market indices. The indices We use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe,
Australia and Far East Index ("EAFE") and the Morgan Stanley Capital International World Index. We may compare the Variable Portfolios' performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service ("VARDS").

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Fitch IBCA, Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Fitch IBCA, Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Variable Portfolios.

                                Other Information

Anchor National

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

The Separate Account

Anchor National established Variable Annuity Account Nine ("Separate Account"), under Arizona law on February 4, 2002. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of Anchor National. Assets in the Separate Account are not guaranteed by Anchor National.

The General Account

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

Distribution of the Contract

Registered representatives of broker-dealers sell the contract. We pay commissions to these broker dealers. We anticipate that such commissions will not exceed 1.40% of your Purchase Payments. We may also pay an annual trail commission of up to 1.40% of Contract Value starting in the second contract year. We do not deduct commissions paid to registered representatives directly from your Purchase Payments or Contract Value.

From time to time, We may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by Us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services, an affiliate of Anchor National, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

Administration

We are ultimately responsible for the administrative servicing of your contract, and have engaged an administrator for servicing assistance. Please contact our Annuity Service Center if you have any comment, question or service request:

     Delaware Valley Financial Services
     P.O. Box 3031
     Berwyn, PA 19312-0031
     (800) 255-8402

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the Contract Maintenance Charge and dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, We send confirmations immediately. It is your responsibility to review these documents carefully and notify Us of any inaccuracies immediately. We investigate all inquiries. To the extent that We believe We made an error, We retroactively adjust your contract, provided you notify Us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments We deem warranted are made as of the time We receive notice of the error.

Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to the Company's total assets, with the potential exception of McMurdie, et al, v. SunAmerica Inc. et al. Case No. BC 194082, filed on July 10, 1998 in the Superior Court for the County of Los Angeles. This lawsuit is a representative action wherein the plaintiffs allege violations of California's Business and Professions Code Sections 17200 et seq. The Company is vigorously defending the lawsuit. The probability of any particular outcome is not reasonably estimable at this time.

Ownership

The Alliance Ovation Advisor Variable Annuity is a Flexible Payment Group Deferred Annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your Ownership. As used in this prospectus, the term contract refers to your certificate. In some states, a Flexible Payment Individual Variable Deferred Annuity contract is available instead. Such a contract is identical to the contract described in this prospectus, with the exception that We issue it directly to the Owner.

Independent Accountants

The audited consolidated financial statements of AIG SunAmerica Life Insurance Company (formerly, Anchor National Life Insurance Company) at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999 are incorporated by reference into this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. As of the date of this prospectus, financial statements of Variable Annuity Account Nine (portion relating to Alliance Ovation Advisor Variable Annuity) are not yet available as sales have not yet begun.


Registration Statement

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

            Table of Contents of Statement of Additional Information

Additional information concerning the operations of the Separate Account is contained in a Statement of Additional Information, which is available without charge upon written request addressed to Us at our Annuity Service Center:

     Delaware Valley Financial Services
     P.O. Box 3031
     Berwyn, PA 19312-0031
     (800) 255-8402
The contents of the SAI are shown below.

[printer will insert page numbers]

Separate Account                                  ___
General Account                                   ___
Performance Data                                  ___
Income Payments                                   ___
Annuity Unit Values                               ___
Taxes                                             ___
Distribution of Contracts                         ___
Financial Statements                              ___

           APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

If the spousal Beneficiary elects to continue the contract (the "Continuing Spouse") and the contract death benefit exceeded the Contract Value, We will add a "Continuation Contribution" to the contract. The Continuation Contribution will be an amount equal to the positive differences between the death benefit otherwise payable and the Contract Value. If applicable, the Continuation Contribution amount will be added to the Contract Value as of the Continuation Date.

The Continuation Date is the date all required paperwork to otherwise process a death claim, as well as the spousal Beneficiary's written election to continue the contract.

Death benefit calculations upon a Continuing Spouse's death include a value we call "Continuation Net Purchase Payments." Continuation Net Purchase Payments is an amount equal to: (1) the Contract Value on the Continuation Date, including any applicable Continuation Contribution, plus (2) any Purchase Payments made after the Continuation Date, less (3) adjustments for withdrawals made after the Continuation Date. Each adjustment is in the same proportion that the Contract Value was reduced on the date of each such withdrawal. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equals the Contract Value on the Continuation Date, including any applicable Continuation Contribution.

We calculate and pay the death benefit upon a Continuing Spouse's death when we receive all required paperwork and satisfactory proof of death. The term "withdrawals" as used below is withdrawals and any fees and charges applicable to those withdrawals. The term "maximum continuation age" refers to the attained age of the Continuing Spouse as of the Continuation Date; if the Continuing Spouse is over the maximum continuation age, the benefit may not be continued and the corresponding charge will no longer be deducted.

Death Benefits Payable upon Continuing Spouse's Death:

Standard Death Benefit:
     The death benefit is the greater of:

o    Continuation Net Purchase Payments; or

o    Contract Value.

o the greatest Contract Value on any seventh Contract Anniversary occurring after the Continuation Date, plus any Purchase Payments made after that Contract Anniversary, reduced proportionally by any withdrawals taken after the Contract Anniversary in the same proportion that the Contract Value was reduced on the date of each such withdrawal.

Annual Ratchet Plan. (Maximum continuation age is 80.) We will pay a death benefit equal to the greatest of:

o    Continuation Net Purchase Payments; or

o    Contract Value; or

o the greatest Contract Value on any Contract Anniversary occurring after the Continuation Date, plus any Purchase Payments made after that Contract Anniversary, reduced proportionally by any withdrawals taken after the Contract Anniversary in the same proportion that the Contract Value was reduced on the date of each such withdrawal.

Equity Assurance Plan. (Maximum continuation age is 75.) We will pay a death benefit equal to the greatest of:

o    the Contract Value; or

o    an amount equal to (a) plus (b) where:

     (a) is equal to the total of all Continuation Net Purchase Payments paid on or before the first Contract Anniversary following the Continuing Spouse's 85th birthday, accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10 years from the Continuation Date to the earlier of the Continuing Spouse's date of death or the first Contract Anniversary following the Continuing Spouse's 85th birthday:

Annual Interest Rate Period When Death Occurs

     0% 1 through 24 months after Continuation Net Purchase Payment receipt;
     2% 25 through 48 months after the Continuation Net Purchase Payment receipt;
     4% 49 through 72 months after the Continuation Net Purchase Payment receipt;
     6% 73 through 96 months after the Continuation Net Purchase Payment receipt;
     8% 97 through 120 months after the Continuation Net Purchase Payment receipt;
     10% if 120 months or more after the Continuation Net Purchase Payment receipt, for a maximum of 10 years from the Continuation Date; and

     (b) is equal to all Continuation Net Purchase Payments paid after the first Contract Anniversary following the Continuing Spouse's 85th birthday.

Enhanced Equity Assurance Plan. (Maximum continuation age is 75.) We will pay a death benefit equal to the greatest of:

o    the Contract Value; or

o the greatest Contract Value on any Contract Anniversary occurring after the Continuation Date, plus any Purchase Payments made after that Contract Anniversary, reduced proportionally by any withdrawals taken after that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of each such withdrawal.

o    an amount equal to (a) plus (b) where:

     (a) is equal to the total of all Continuation Net Purchase Payments paid on or before the first Contract Anniversary following the Continuing Spouse's 85th birthday, accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10 years from the Continuation Date to the earlier of the Continuing Spouse's date of death or the first Contract Anniversary following the Continuing Spouse's 85th birthday:

         Annual Interest Rate Period When Death Occurs

     0% 1 through 24 months after Continuation Net Purchase Payment receipt;
     2% 25 through 48 months after the Continuation Net Purchase Payment receipt;
     4% 49 through 72 months after the Continuation Net Purchase Payment receipt;
     6% 73 through 96 months after the Continuation Net Purchase Payment receipt;
     8% 97 through 120 months after the Continuation Net Purchase Payment receipt;
     10% if 120 months or more after the Continuation Net Purchase Payment receipt, for a maximum of 10 years from the Continuation Date; and

     (b) is equal to all Continuation Net Purchase Payments paid after the first Contract Anniversary following the Continuing Spouse's 85th birthday.

Enhanced Death Benefit Rider (Estate Benefit Payment). (Maximum continuation age is 80.)

If the original Owner selected the estate benefit payment and the Continuing Spouse continues the benefit, we will pay it in addition to any other death benefit in effect at the time of the death of the Continuing Spouse. If selected, we will increase the death benefit otherwise payable by the amount of the estate benefit payment determined as follows:

If the Continuing Spouse is age 60 or younger as of the Continuation Date, the estate benefit payment will equal the lesser of (a) 70% of Continuation Net
Purchase Payments or (b) 70% of the Contract Value less Continuation Net Purchase Payments.

If the Continuing Spouse is between ages 61 and 70 as of the Continuation Date, the estate benefit payment will equal the lesser of (a) 50% of Continuation Net Purchase Payments or (b) 50% of the Contract Value less Continuation Net Purchase Payments.

If the Continuing Spouse is between ages 71 and 80 as of the date of the Continuation Date, the estate benefit payment will equal the lesser of (a) 30% of Continuation Net Purchase Payments or (b) 30% of the Contract Value less Continuation Net Purchase Payments.

We reserve the right to modify, suspend or terminate the spousal continuation provision (in its entirety or any component) at any time with respect to prospectively issued contracts.

Please forward a copy (without charge) of the Alliance Ovation Advisor Variable Annuity Statement of Additional Information to:

(Please print or type and fill in all information.)



Name



Address



City/State/Zip



Date



Signed

Return to:
Annuity Service Center
Delaware Valley Financial Services
P.O. Box 3031
Berwyn, PA 19312-0031


                       STATEMENT OF ADDITIONAL INFORMATION

                   FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS

                                    ISSUED BY

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                               IN CONNECTION WITH

                         VARIABLE ANNUITY ACCOUNT NINE
       (PORTION RELATING TO THE ALLIANCE OVATION ADVISOR VARIABLE ANNUITY)

                                  [insert date]

This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated [insert date], relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 255-8402 or writing our Annuity Service Center:

Delaware Valley Financial Services
P.O. Box 3031
Berwyn, PA 19312-0031.

TABLE OF CONTENTS

                                                               PAGE
Separate Account                                               [__]

General Account                                                [__]

Performance Data                                               [__]

Income Payments                                                [__]

Annuity Unit Values                                            [__]

Taxes                                                          [__]

Distribution of Contracts                                      [__]

Financial Statements                                           [__]

                                SEPARATE ACCOUNT

Variable Annuity Account Nine ("Separate Account") was established under Arizona law on February 4, 2002, by AIG SunAmerica Life Assurance Company (formerly known as Anchor National Life Insurance Company, currently doing business as "Anchor National"). The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or Anchor National by the SEC.

The assets of the Separate Account are the property of Anchor National. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business Anchor National may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of Anchor National.

The  Separate   Account  invests  in  the  shares  of  mutual  funds  ("Variable
Portfolios") offered by Alliance Variable Products Series Fund, Inc. (the "Trust"). Anchor National does not guarantee the investment performance of the Separate Account, the Variable Portfolios or the Trust. Values allocated to the Separate Account and the amount of variable income payments will vary with the values of shares of the Variable Portfolios, and are also reduced by contract charges.

The basic objective of a variable annuity contract is to provide variable income payments to the Owner, which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable income payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the Variable Portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the management of each Variable Portfolio to make necessary changes in the fund to anticipate changes in economic conditions. Therefore, the Owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is Anchor National's promise that the dollar amount of variable income payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of Anchor National or by the actual expenses incurred by Anchor National in excess of expense deductions provided for in the contract (although Anchor National does not guarantee the amounts of the variable income payments).

                                 GENERAL ACCOUNT

The general account is made up of all of the general assets of Anchor National other than those allocated to the Separate Account or any other segregated asset account of Anchor National. A Purchase Payment may be allocated to the 1-year fixed account option and the DCA accounts for 6-month and 1-year periods available in connection with the general account, as elected by the Owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of Anchor National's general account assets and are available to fund the claims of all classes of customers of Anchor National, as well as of its creditors. Accordingly, all of Anchor National's assets held in the general account will be available to fund Anchor National's obligations under the contracts as well as such other claims.

Anchor National will invest the assets of the general account in the manner chosen by Anchor National and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                                PERFORMANCE DATA

From  time  to  time  the  Separate  Account  may  advertise  the  Money  Market
Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Portfolio refers to the net income generated for a contract funded by an investment in the Money Market Portfolio over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Money Market Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the Separate Account Expenses) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

In addition, the Separate Account may advertise "total return" data for its other Variable Portfolios. A Variable Portfolio is a sub-account of the Separate Account which provides for the variable investment options available under the contract. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same Contract Value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Money Market Portfolio.

For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding funds in the Trust (the "underlying funds"), modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective underlying fund. Performance figures similarly adjusted but based on underlying fund performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account Variable Portfolio. Rather, these figures are intended to indicate the historical performance of the corresponding underlying funds of the Trust, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). The Trust also serves as underlying investment media for Separate Accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

Performance data for the various Variable Portfolios are computed in the manner described below.

Money Market Portfolio

The annualized current yield and the effective yield for the Money Market Portfolio for the 7 day period ending December 31, 2001 were -.074% and -0.73%, respectively.

Current  yield  is  computed  by  first   determining  the  Base  Period  Return
attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

Base Period Return = (EV-SV-CMF)/(SV)

where:

SV = value of one Accumulation Unit at the start of a 7 day period

EV = value of one Accumulation Unit at the end of the 7 day period

CMF = an allocated portion of the $30 annual Contract Maintenance Charge, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received, minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the charge is proportional to the percentage of the number of contract Owners' accounts that have money allocated to that Variable Portfolio. The portion of the charge allocable to the Money Market Portfolio is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Money Market Portfolio. The result is multiplied by the fraction 365/7 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

Current Yield = (Base Period Return) x (365/7)

The Money Market Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

Effective Yield = [(Base Period Return + 1)365/7]- 1

The yield quoted should not be considered a representation of the yield of the Money Market Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Money Market Portfolio and for providing a basis for comparison with other investment alternatives. However, the Money Market Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Variable Portfolios

The Variable Portfolios of the Separate Account other than the Money Market Portfolio compute their performance data as "total return." We may periodically advertise other variations of performance along with the standardized performance as described above.

As of December 31, 2001, sales of Alliance Ovation Advisor Variable Annuity had not begun; therefore no standardized investment performance is shown in this Statement of Additional Information.

The total returns since each Variable Portfolio inception date, for a 1-year period and, if applicable, for 5-year and 10-year periods, are shown below, both with and without an assumed complete redemption at the end of the stated period.

                                 OVATION ADVISOR
                  HYPOTHETICAL ADJUSTED HISTORICAL PERFORMANCE
                      TOTAL ANNUAL RETURNS (IN PERCENT) FOR
                         PERIOD ENDING DECEMBER 31,2001



                                                         SINCE TRUST        1 YEAR        5 YEAR         10 YEAR  SINCE INCEPTION(1)
VARIABLE PORTFOLIO                                        INCEPTION        W/O SURR      W/O SURR       W/O SURR          W/O SURR
------------------                                        ---------        --------      --------       --------         --------
Global Bond Portfolio (Class B)                            07/15/91           -2.17%       -0.23%        2.78%           3.60%
Global Dollar Government Portfolio (Class B)               05/02/94            7.30%        4.85%          N/A           8.12%
Growth Portfolio (Class B)                                 09/15/94          -24.92%        5.24%          N/A          11.84%
Growth and Income Portfolio (Class B)                      01/14/91           -1.50%       12.50%       12.73%          11.72%
High Yield Portfolio (Class B)                             10/27/97            1.08%          N/A          N/A          -3.17%
International Portfolio (Class B)                          12/28/92          -23.84%       -1.53%          N/A           3.05%
AllianceBernstein International Value Portfolio (Class B)  05/10/01              N/A          N/A          N/A          -2.48%
Americas Government Income Portfolio (Class B) (2)         05/03/94            1.62%        5.62%          N/A           6.32%
Premier Growth Portfolio (Class B)                         06/26/92          -18.77%       10.48%          N/A          13.51%
Quasar Portfolio (Class B)                                 08/05/96          -14.41%       -0.25%          N/A           0.77%
AllianceBernstein Real Estate Investment
Portfolio (Class B)                                        01/09/97            8.70%          N/A          N/A           3.89%
AllianceBernstein Small Cap Value Portfolio (Class B)      05/02/01              N/A          N/A          N/A          10.42%
Technology Portfolio (Class B)                             01/11/96          -26.69%       10.34%          N/A          10.06%
Total Return Portfolio (Class B)                           12/28/92            0.04%        9.50%          N/A           9.11%
U.S. Government/High Grade Securities Portfolio (Class B)  09/17/92            5.83%        4.55%          N/A           4.15%
AllianceBernstein Utility Income Portfolio (Class B)       05/10/94          -23.98%        7.86%          N/A           8.08%
AllianceBernstein Value Portfolio (Class B)                05/01/01              N/A          N/A          N/A          -0.38%
Worldwide Privatization Portfolio (Class B)                09/23/94          -18.87%        2.44%          N/A           5.08%

(1) Returns for periods less than one year are not annualized.

(2) Formerly known as North American Government Income Portfolio.

These rates of return reflect the Separate Account Charge but do not reflect election of the optional death benefit features. As a fee is charged for these features, the rates of return would be lower if these features were included in the calculations. Total return figures are based on historical data and are not intended to indicate future performance.

Total return figures are based on historical data and are not intended to indicate future performance.

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same Contract Value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

         P(1+T)n = ERV

where:   P =      a hypothetical initial payment of $1,000
         T =      average annual total return
         n =      number of years
         ERV =    ending redeemable value of a hypothetical  $1,000 payment made at the beginning of the 1, 5, or 10 year period at the end of the period (or fractional portion thereof).

The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Money Market Portfolio, described above. As with the Money Market Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

                                 INCOME PAYMENTS

Initial Monthly Income Payments

The initial income payment is determined by applying separately that portion of the Contract Value allocated to the fixed account options and the Variable
Portfolio(s), less any Contract Maintenance Charge and state premium tax, and then applying it to the annuity table specified in the contract for fixed and variable income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the gender (except in certain states where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly income payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable income payment. The number of Annuity Units determined for the first variable income payment remains constant for the second and subsequent monthly variable income payments, assuming that no reallocation of Contract Values is made.

Subsequent Monthly Payments

For fixed income payments, the amount of the second and each subsequent monthly income payment is the same as that determined above for the first monthly payment.

For variable income payments, the amount of the second and each subsequent monthly income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value on the due date of the payment.

                               ANNUITY UNIT VALUES

The value of an Annuity Unit is determined independently for each Variable Portfolio.

The annuity tables contained in the contract are based on a 5% per annum assumed investment rate for variable payments. If the actual net investment rate experienced by a Variable Portfolio exceeds 5%, variable income payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 5%, variable income payments will decrease over time. If the net investment rate equals 5%, the variable income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each income payment will vary accordingly.

For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any Variable Portfolio for a certain month is determined by dividing
(a) by (b) where:

(a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

(b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

Illustrative Example

Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

     NIF = ($11.46/$11.44) = 1.00174825

The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 5% per annum upon which the income payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 5% per annum is:

     1/[(1.05)(1/12) ] = 0.99594241

In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

     $10.103523 x 1.00174825 x 0.99594241 = $10.080119

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The NIF measures the performance of the funds that are basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less than one and payments are decreased.

Variable Income Payments

Illustrative Example

Assume that a male Owner, P, owns a contract in connection with which P has allocated all of his Contract Value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 2, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932.

P's first variable income payment is determined from the annuity factor tables in P's contract, using the information assumed above. From these tables, which supply monthly annuity factors for each $1,000 of applied Contract Value, P's first variable income payment is determined by multiplying the factor of $5.56 (Option 2 tables, male Annuitant age 60 at the Year of Annuitant 2040) by the result of dividing P's account value by $1,000:

     First Payment = $5.56 x ($116,412.31/$1,000) = $647.25

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable income payment divided by the value of an Annuity Unit on the day of annuitization:

     Annuity Units = $647.25/$13.256932 = 48.823514

P's second variable income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value on the second payment date:

     Second Payment = 48.823514 x $13.327695 = $650.71

The third and subsequent variable income payments are computed in a manner similar to the second variable income payment.

Note that the amount of the first variable income payment depends on the Contract Value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable income payments.

                                      TAXES

General

NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For contracts issued in connection with Non-Qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. If, after the Annuity Date, annuity payments cease because of the death of the Annuitant, any unrecovered investment in the Contract shall be allowed as a deduction to the Annuitant for his last taxable year. Unrecovered investment in the contract is the investment in the contract on the Annuity Date reduced by amounts received after the Annuity Date which were excludable from taxable income. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax on Distributions

The  Code   generally   requires  the  Company  (or,  in  some  cases,   a  plan
administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the Owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a), 403(a) of the Code, from a tax-sheltered annuity qualified under Section 403(b) of the Code, or from a Section 457 Governmental plan, other than (1) income payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) distributions required to be made under the Code. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Non-Qualified contract or Qualified contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the Owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Taxable distributions made to nonresident aliens will generally be subject to a 30% withholding rate unless a lower tax treaty rate applies to such person.

When all or a part of an annuity contract or a death benefit under the contract is transferred or paid to an individual two or more generations younger than the Owner, a generation-skipping transfer tax may be owed. Under certain circumstances, Federal tax law may require the Company to withhold the tax from the contract and pay it directly to the Internal Revenue Service.

Diversification - Separate Account Investments

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

Investor Control

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the Owner to be treated as the Owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy Owner was not the Owner of the assets of the Separate Account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the Owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the Owners of the assets of the Separate Account.

Due to uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Non-Natural Owners

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Multiple Contracts

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issued date of the Contract being exchanged, for certain purposes, including for determining whether the Contract is an immediate annuity Contract.) Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract from the same issuer in any calendar year.

Tax Treatment of Assignments

An assignment of a contract may have tax consequences, if the assignment is not part of a permitted loan program under an employer-sponsored plan, and may also be prohibited by the Employee Retirement Income Security Act of 1974 ("ERISA") in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

Tax Treatment of Gifting a Contract

If you transfer Ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your Purchase Payments not previously withdrawn. The new contract Owner's Purchase Payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Tax-Sheltered Annuity Withdrawal Limitations

The IRC limits the withdrawal of amounts attributable to salary reduction contributions (including earnings thereon) from certain Tax-Sheltered Annuities
(TSAs). Withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) has a severance from employment; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the Owner can only withdraw Purchase Payments. Transfers of amounts from one TSA contract to another TSA contract under 403(b) or to a custodial account under Section 403(b)(7) are not considered distributions, and thus are not subject to these withdrawal limitations.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal
Revenue Service. Due to the uncertainty in this area Owners should seek their own tax advice.

Withdrawals - Investment Adviser Fees

The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or a Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the contract Owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from Non-Qualified contracts for the payment of the investment adviser fees will be considered taxable distributions from the Contract.

Delayed Annuity Payments

Although there is no guidance in the federal tax law as to when annuity payments must commence under a Non-Qualified contract, the Internal Revenue Service could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, such as after age 85, then the contract should not be treated as an annuity contract for federal tax purposes. If such was to occur, then the income under the contract could become currently taxable to the Owner.

Qualified Plans

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of Owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the limitations under the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals:  "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to Owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution is subject to limits based upon income levels, retirement plan participation status, and other factors. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular Individual Retirement Annuity or Individual Retirement Account under Section 408 of the Code, contributions to a Roth IRA are not made on a tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Unlike IRAs, to which everyone can contribute even if they cannot deduct the full contribution, income limits for Roth IRAs are limitations on who can establish such a contract. Certain persons may be eligible to convert a regular IRA into a Roth IRA. If they elect such a conversion, they generally also will be required to pay taxes on any previously untaxed amounts included in the amount converted. If the contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e)  SIMPLE IRAs

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

(f) Corporate Pension and Profit-Sharing Plans

Section 401(a) of the Code permits corporate employers to establish various types of retirement plans, including 401(k) plans, for employees. These plans can also be established by public employers and by private employers that are not "corporations." These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to Owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(g) Eligible Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their Beneficiaries.

Economic Growth and Tax Relief Reconciliation Act of 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among Qualified contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration. Furthermore, a number of states have not enacted legislation that conforms to the state tax treatment of these contributions and distributions to the federal standard. In the absence of legislation or guidance from these non-conforming states, the state tax treatment of these funds, including any transfer or rollover that is permitted under EGTRRA, but was not permitted prior to 2002, is currently unclear.

                            DISTRIBUTION OF CONTRACTS

The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. Anchor National and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts.

                              FINANCIAL STATEMENTS

The audited consolidated financial statements of the AIG SunAmerica Life Assurance Company (formerly, Anchor National Life Insurance Company) at December 31, 2001, and 2000, and for the years ended December 31, 2001, 2000 and 1999 are presented in this Statement of Additional Information. The consolidated financial statements of AIG SunAmerica Life Assurance Company should be considered only as bearing on the ability of AIG SunAmerica Life Assurance Company to meet its obligation under the contracts for amounts allocated to the 1-year fixed account option and the DCA accounts for 6-month and 1-year periods.

Financial Statements of Variable Annuity Account Nine (Portion Related to the Alliance Ovation Advisor Variable Annuity) are not yet available as sales have not yet begun.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent accountant for the Separate Account and AIG SunAmerica Life Assurance Company. The financial statements referred to above have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.


                        Report of Independent Accountants



To the Board of Directors and Shareholder of AIG SunAmerica Life Assurance Company:



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AIG SunAmerica Life Assurance Company (formerly, Anchor National Life Insurance Company), an indirect wholly owned subsidiary of American International Group, Inc., and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits on these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities and interest income and impairment of certain beneficial interests in securitized financial assets in 2001.

PricewaterhouseCoopers LLP
Los Angeles, California
January 31, 2002






                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET



                                                  December 31,     December 31,
                                                          2001             2000
                                                  ------------     ------------
                                                          (In thousands)
ASSETS

Investments and cash:
   Cash and short-term investments                 $   200,064      $   169,701
   Bonds, notes and redeemable
     preferred stocks available for sale,
     at fair value (amortized cost:
     December 2001, $4,607,901;
     December 2000, $4,130,570)                      4,545,075        4,007,902
   Mortgage loans                                      692,392          684,174
   Partnerships                                        451,583            8,216
   Policy loans                                        226,961          244,436
   Separate account seed money                          50,560          104,678
   Common stocks available for sale,
     at fair value (cost: December 2001,
     $1,288; December 2000, $1,001)                        861              974
   Real estate                                          20,091           24,139
   Other invested assets                               563,739           18,514
                                                   -----------      -----------

   Total investments and cash                        6,751,326        5,262,734

Variable annuity assets held in separate
   accounts                                         18,526,413       20,393,820
Accrued investment income                               65,272           57,555
Deferred acquisition costs                           1,419,498        1,286,456
Income taxes currently receivable from Parent           61,435           60,992
Other assets                                           117,644          127,921
                                                   -----------      -----------

TOTAL ASSETS                                       $26,941,588      $27,189,478
                                                   ===========      ===========


           See accompanying notes to consolidated financial statements





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEET (Continued)



                                                 December 31,       December 31,
                                                         2001               2000
                                                 ------------       ------------
                                                        (In thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY

Reserves, payables and accrued liabilities:
   Reserves for fixed annuity contracts          $  3,498,917       $  2,778,229
   Reserves for universal life insurance
     contracts                                      1,738,493          1,832,667
   Reserves for guaranteed investment
     contracts                                        483,861            610,672
   Securities lending agreements                      541,899                 --
   Modified coinsurance deposit liability              61,675             97,647
   Other liabilities                                  226,550            206,677
                                                 ------------       ------------
   Total reserves, payables and accrued
     liabilities                                    6,551,395          5,525,892
                                                 ------------       ------------
Variable annuity liabilities related to
   separate accounts                               18,526,413         20,393,820
                                                 ------------       ------------
Subordinated notes payable to affiliates               58,814             55,119
-------------------------------------------      ------------       ------------
Deferred income taxes                                 210,970             85,978
                                                 ------------       ------------
Shareholder's equity:
   Common stock                                         3,511              3,511
   Additional paid-in capital                         925,753            493,010
   Retained earnings                                  694,004            697,730
   Accumulated other comprehensive loss               (29,272)           (65,582)
                                                 ------------       ------------
   Total shareholder's equity                       1,593,996          1,128,669
                                                 ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY       $ 26,941,588       $ 27,189,478
                                                 ============       ============


           See accompanying notes to consolidated financial statements




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
            CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME



                                                           Years Ended December 31,
                                                   ---------------------------------------
                                                        2001           2000           1999
                                                   ---------      ---------      ---------
                                                                (In thousands)
Investment income                                  $ 375,213      $ 399,355      $ 516,001
                                                   ---------      ---------      ---------
Interest expense on:
   Fixed annuity contracts                          (133,647)      (140,322)      (231,929)
   Universal life insurance
     contracts                                       (81,773)       (86,263)      (102,486)
   Guaranteed investment
     contracts                                       (25,079)       (34,124)       (19,649)
   Senior indebtedness                                  (945)            --           (199)
   Subordinated notes payable
     to affiliates                                    (4,475)        (4,144)        (3,474)
                                                   ---------      ---------      ---------
   Total interest expense                           (245,919)      (264,853)      (357,737)
                                                   ---------      ---------      ---------
NET INVESTMENT INCOME                                129,294        134,502        158,264
                                                   ---------      ---------      ---------
NET REALIZED INVESTMENT LOSSES                       (92,711)       (15,177)       (19,620)
                                                   ---------      ---------      ---------
Fee income:
   Variable annuity fees                             361,877        400,495        306,417
   Net retained commissions                           47,572         62,202         51,039
   Asset management fees                              63,529         73,922         43,510
   Universal life insurance fees, net                 18,909         20,258         28,932
   Surrender charges                                  24,911         20,963         17,137
   Other fees                                         14,551         12,959          6,327
                                                   ---------      ---------      ---------
TOTAL FEE INCOME                                     531,349        590,799        453,362
                                                   ---------      ---------      ---------
GENERAL AND ADMINISTRATIVE EXPENSES                 (146,169)      (170,076)      (146,297)
                                                   ---------      ---------      ---------
AMORTIZATION OF DEFERRED
   ACQUISITION COSTS                                (220,316)      (158,007)      (116,840)
                                                   ---------      ---------      ---------
ANNUAL COMMISSIONS                                   (58,278)       (56,473)       (40,760)
                                                   ---------      ---------      ---------
GUARANTEED MINIMUM DEATH BENEFITS                    (21,606)        (1,551)          (386)
                                                   ---------      ---------      ---------
PRETAX INCOME BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                                 121,563        324,017        287,723
                                                   ---------      ---------      ---------
Income tax expense                                   (20,852)      (108,445)      (103,025)
                                                   ---------      ---------      ---------
NET INCOME BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                               $ 100,711      $ 215,572      $ 184,698
                                                   ---------      ---------      ---------
CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
   NET OF TAX (NOTE 2)                               (10,342)            --             --
                                                   ---------      ---------      ---------
NET INCOME                                         $  90,369      $ 215,572      $ 184,698
                                                   ---------      ---------      ---------


           See accompanying notes to consolidated financial statements





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
      CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Continued)




                                                           Years Ended December 31,
                                                   ---------------------------------------
                                                        2001           2000           1999
                                                   ---------      ---------      ---------
                                                                (In thousands)
OTHER COMPREHENSIVE INCOME (LOSS)
   NET OF TAX:
     Net unrealized gains (losses)
       on debt and equity securities
       available for sale identified
       in the current period (net of
       income tax benefit of $3,646,
       income tax expense of $20,444
       and income tax benefit of $63,900
       for 2001, 2000 and 1999, respectively)      $  (6,772)     $  37,968      $(118,669)

     Less reclassification adjustment
       for net realized losses included in net
       income (net of income tax benefit
       of $22,422, $4,848 and $4,165 for
       2001, 2000 and 1999, respectively)             41,640          9,003          7,735

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
   NET OF TAX (NOTE 2)                                 1,389             --             --

Net change related to cash flow hedges
   (net of income tax expense of $28
   for 2001)                                              53             --             --
                                                   ---------      ---------      ---------
OTHER COMPREHENSIVE INCOME (LOSS)                     36,310         46,971       (110,934)
                                                   ---------      ---------      ---------
COMPREHENSIVE INCOME                               $ 126,679      $ 262,543      $  73,764
                                                   =========      =========      =========


           See accompanying notes to consolidated financial statements



                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                        Years Ended December 31,
                                                            ---------------------------------------------
                                                                   2001             2000             1999
                                                            -----------      -----------      -----------
                                                                            (In thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income                                               $    90,369      $   215,572      $   184,698
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Cumulative effect of accounting change,
        net of tax                                               10,342               --               --
     Interest credited to:
        Fixed annuity contracts                                 133,647          140,322          231,929
        Universal life insurance contracts                       81,773           86,263          102,486
        Guaranteed investment contracts                          25,079           34,124           19,649
     Net realized investment losses                              92,711           15,177           19,620
     Amortization (accretion) of net
        premiums (discounts) on investments                       4,554           (2,198)         (18,343)
     Universal life insurance fees                              (18,909)         (20,258)         (28,932)
     Amortization of goodwill                                     1,452            1,455              776
     Provision for deferred income taxes                        126,010          114,127         (100,013)
     Change in:
        Accrued investment income                                (7,717)           3,029            9,155
        Deferred acquisition costs                              (97,947)        (171,500)        (184,507)
        Other assets                                             15,042          (16,628)          (5,661)
        Income taxes currently
        receivable/payable from Parent                              106          (84,482)          12,367
        Due from/to affiliates                                  (68,844)          27,763           27,381
        Other liabilities                                         9,697          (40,283)          22,123
     Other, net                                                    (770)          10,799           (2,992)
                                                            -----------      -----------      -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       396,595          313,282          289,736
                                                            -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of:
     Bonds, notes and redeemable preferred stock             (2,178,830)        (881,647)      (4,130,682)
     Mortgage loans                                             (70,295)        (144,303)        (331,398)
     Other investments, excluding short-term
        investments                                             (27,413)         (66,722)        (227,268)
   Sales of:
     Bonds, notes and redeemable preferred stock              1,087,090          468,221        2,660,931
     Other investments, excluding short-term
        investments                                               3,527           60,538           65,395
   Redemptions and maturities of:
     Bonds, notes and redeemable preferred stock                549,638          429,347        1,274,764
     Mortgage loans                                              63,960          136,277           46,760
     Other investments, excluding short-term
        investments                                              78,555          122,195           21,256
     Net cash and short-term investments transferred
        to affiliates in assumption reinsurance
        transaction with MBL Life Assurance Corporation              --           (3,314)        (371,634)
                                                            -----------      -----------      -----------
   NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES         (493,768)         120,592         (991,876)
                                                            -----------      -----------      -----------


           See accompanying notes to consolidated financial statements




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
                CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)



                                                                    Years Ended December 31,
                                                        ---------------------------------------------
                                                               2001             2000             1999
                                                        -----------      -----------      -----------
                                                                        (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Deposit and premium receipts on:
     Fixed annuity contracts                            $ 2,280,498      $ 1,764,600      $ 2,016,851
     Universal life insurance contracts                      52,469           58,738           78,864
     Guaranteed investment contracts                         40,000          350,000               --
   Net exchanges from the fixed accounts
     of variable annuity contracts                       (1,368,527)      (1,994,710)      (1,821,324)
   Withdrawal payments on:
     Fixed annuity contracts                               (315,794)        (320,778)      (2,232,374)
     Universal life insurance contracts                     (55,361)        (145,067)         (81,634)
     Guaranteed investment contracts                       (191,919)         (78,312)         (19,742)
   Claims and annuity payments on:
     Fixed annuity contracts                                (52,685)        (114,761)         (46,578)
     Universal life insurance contracts                    (146,998)        (118,302)        (158,043)
   Net receipts from (repayments of)
     other short-term financings                             15,920          (33,689)          40,924
   Net receipts (payments) related to a
     modified coinsurance transaction                       (35,972)         (43,110)         140,757
   Net receipts from issuances of subordinated
     notes payable to affiliate                                  --           17,303               --
   Capital contributions received                                --               --          114,400
   Return of capital by Parent                                   --               --         (170,500)
   Dividends paid to Parent                                 (94,095)         (69,000)              --
                                                        -----------      -----------      -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         127,536         (727,088)      (2,138,399)
                                                        -----------      -----------      -----------
NET INCREASE (DECREASE) IN CASH
   AND SHORT-TERM INVESTMENTS                                30,363         (293,214)      (2,840,539)
CASH AND SHORT-TERM INVESTMENTS
   AT BEGINNING OF PERIOD                                   169,701          462,915        3,303,454
                                                        -----------      -----------      -----------
CASH AND SHORT-TERM INVESTMENTS
   AT END OF PERIOD                                     $   200,064      $   169,701      $   462,915
                                                        ===========      ===========      ===========
SUPPLEMENTAL CASH FLOW
   INFORMATION:
   Interest paid on indebtedness                        $     1,725      $     1,841      $     3,787
                                                        ===========      ===========      ===========
   Net income taxes received from (paid to) Parent      $   120,504      $   (78,796)     $  (190,126)
                                                        ===========      ===========      ===========


           See accompanying notes to consolidated financial statements




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.      NATURE OF OPERATIONS

        AIG SunAmerica Life Assurance Company (DBA Anchor National Life Insurance Company), including its wholly owned subsidiaries, (the "Company") is an Arizona-domiciled life insurance company which conducts its business through three segments: annuity operations, asset management operations and broker-dealer operations. Annuity operations consist of the sale and administration of deposit-type insurance contracts, including fixed and variable annuities, universal life insurance contracts and guaranteed investment contracts ("GICs"). Asset management operations, which include the distribution and management of mutual funds, are conducted by SunAmerica Asset Management Corp. ("SunAmerica Asset Management"), the Company's registered investment advisor and wholly owned subsidiary and its related distributor, SunAmerica Capital Services, Inc. ("SACS"). Broker-dealer operations involve the sale of securities and financial services products, and are conducted by Royal Alliance Associates, Inc. ("Royal Alliance"), a wholly owned subsidiary of the Company.

        The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"), a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement services and asset management. The Company changed its name to SunAmerica National Life Insurance Company on October 5, 2001 and further changed its name to AIG SunAmerica Life Assurance Company on January 24, 2002. However, the Company is continuing to do business as Anchor National Life Insurance Company. It is currently anticipated that the Company will seek regulatory approval to change its name in each state in which it does business to AIG SunAmerica Life Assurance Company effective sometime in the first quarter of 2003.

        The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets managed in mutual funds and held in separate accounts.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period items have been reclassified to conform to the current period's presentation.

        Under GAAP, deposits collected on the non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statement of earnings, as they are recorded directly to policyholders liabilities upon receipt.

        The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

        INVESTMENTS: Cash and short-term investments primarily include cash, commercial paper, money market investments and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

        Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to the accumulated other comprehensive income or loss component of shareholder's equity. Bonds, notes and redeemable preferred stocks are reduced to estimated net realizable value when declines in such values are considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.

        Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Policy loans are carried at unpaid balances. Separate account seed money consists of seed money for mutual funds used as investment vehicles for the Company's variable annuity separate accounts and is carried at market value. Partnership investments in affordable housing properties are generally carried at cost, and for certain of the properties, realized tax credits reduce the carrying value of the investment as an alternative to reducing income tax expense. Limited partnerships that are invested in real estate and fixed-income securities are accounted for by the cost method of accounting. Real estate is carried at the lower of cost or net realizable value. Common stock is carried at fair value. Other invested assets consist of invested collateral with respect to the Company's securities lending program, collateralized bond obligations





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        and investments in mutual funds for the Company's asset management operations.

        The Company lends its securities and primarily takes cash as collateral with respect to the securities lent. This collateral is an amount in excess of the fair value of the securities lent. Collateral received that is other than cash also exceeds the fair value of the securities lent. The Company monitors daily the market value of securities that are on loan relative to the fair value of collateral held and obtains additional collateral when necessary. Income earned on the collateral is recorded as net investment income while interest paid on the securities lending agreements and the related management fees paid to administer the program are recorded as interest expense in the consolidated statement of income and comprehensive income.

        Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives of the investments.

        INTEREST RATE SWAP AGREEMENTS: As a component of its asset and liability management strategy, the Company utilizes interest rate swap agreements ("Swap Agreements") to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets into fixed-rate instruments. At December 31, 2001, the Company had one outstanding Swap Agreement subject to the provisions of SFAS 133 (see "Recently Issued Accounting Standards") with a notional principal of $97,000,000 which matures in June 2002. This agreement effectively converts a $97,000,000 floating rate commercial mortgage to a fixed rate instrument. The agreement has been designated as a cash flow hedge and accordingly, the market value of the Swap Agreement, $2,218,000, has been recorded as an asset in the Company's consolidated balance sheet as of December 31, 2001. Changes in the market value of this Swap Agreement, net of taxes, are recognized as a component of other comprehensive income. There was no inefficiency associated with this Swap Agreement at adoption or in the year ended December 31, 2001.

        DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, variable annuity fees, universal life insurance fees, surrender charges and direct




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        administrative expenses. Costs incurred to sell mutual funds are also deferred and amortized over the estimated lives of the funds obtained. Deferred acquisition costs ("DAC") consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business. The Company capitalized DAC of $359,162,000 and $362,085,000 for the years ended December 31, 2001 and 2000, respectively.

        As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale which is a component of accumulated other comprehensive income (loss) and is credited or charged directly to shareholder's equity. DAC has been increased by $16,000,000 and $21,800,000 at December 31, 2001 and 2000, respectively, for this adjustment.

        VARIABLE ANNUITY ASSETS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS:
        The assets and liabilities resulting from the receipt of variable annuity deposits are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.

        GOODWILL: Goodwill amounted to $20,150,000 (including accumulated amortization of $19,852,000) and $21,604,000 (including accumulated amortization of $18,101,000) at December 31, 2001 and 2000, respectively. Goodwill is amortized by using the straight-line method over periods averaging 25 years and is included in Other Assets in the balance sheet. Goodwill is evaluated for impairment when events or changes in economic conditions indicate that the carrying amount may not be recoverable. See "Recently Issued Accounting Standards" below for discussion of future accounting for goodwill effective January 1, 2002.

        RESERVES FOR FIXED ANNUITIES, UNIVERSAL LIFE INSURANCE AND GUARANTEED INVESTMENT CONTRACTS ("GICs"): Reserves for fixed annuity, universal life insurance and GIC contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees).




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        MODIFIED COINSURANCE DEPOSIT LIABILITY: Cash received as part of the modified coinsurance transaction described in Note 7 is recorded as a deposit liability. Deposits from the reinsured business are allocated to pay down the liability pursuant to a repayment schedule.

        FEE INCOME: Variable annuity fees, asset management fees, universal life insurance fees and surrender charges are recorded in income as earned. Net retained commissions are recognized as income on a trade date basis.

        INCOME TAXES: The Company files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Its federal income tax return is consolidated with those of its direct parent, SunAmerica Life Insurance Company (the "Parent"), and its affiliate, First SunAmerica Life Insurance Company ("FSA"). Income taxes have been calculated as if the Company filed a separate return. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement requires the Company to recognize all derivatives in the consolidated balance sheet measuring these derivatives at fair value. The recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. SFAS 133 was postponed by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133, and became effective for the Company on January 1, 2001. The adoption of SFAS 133 on January 1, 2001 resulted in an increase of $1,389,000, net of tax, in other comprehensive income.

        In January 2001, the Emerging Issues Task Force of the FASB ("EITF") issued EITF 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"). EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e. collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, the Company recorded in its consolidated statement of income and comprehensive income for 2001 a cumulative effect of an accounting change adjustment loss of $10,342,000 ($15,910,000 before tax).




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2001, FASB issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the Company to discontinue the amortization of goodwill on its consolidated income statement. SFAS 142 is effective for the year commencing January 1, 2002. In addition, SFAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

        As of December 31, 2001, the Company recorded $20,150,000 million of goodwill on its consolidated balance sheet. The Company has evaluated the impact of the impairment provisions of SFAS 142, and has determined that the impact on its results of operations and financial condition will not be significant.

        In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment and Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. As a result, this standard may impact the Company's financial statements with respect to SA Affordable Housing LLC's ownership interests in limited partnerships (see Note 9). SFAS 144 is effective for the year commencing January 1, 2002. The Company is currently evaluating the provisions of SFAS 144, and has not yet determined the impact on the Company's consolidated balance sheet or its consolidated results of operations.

    3.  ACQUISITIONS

        Pursuant to AIG's acquisition of American General Financial Group in 2001, American General's North American Funds were merged with SunAmerica Mutual Funds. The merger of these funds increased the Company's assets under management by approximately $1,329,000,000.

        On December 31, 1998, the Company acquired the individual life business and the individual and group annuity business of MBL Life Assurance Corporation ("MBL Life") (the "Acquisition"), via a 100% coinsurance transaction, for a cash purchase price of $128,420,000. As part of this transaction, the Company acquired assets having an aggregate fair value of $5,718,227,000, composed primarily of invested assets totaling $5,715,010,000. Liabilities assumed in this acquisition totaled $5,831,266,000, including $3,460,503,000 of fixed annuity reserves, $2,308,742,000 of universal life reserves and $24,011,000 of guaranteed investment contract reserves. The excess of the purchase price over the fair value of net assets received amounted to $83,737,000 at December 31, 2001, after adjustment for the transfer of the New York





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



3.      ACQUISITIONS (Continued)

        business to FSA (see below), and is included in Deferred Acquisition Costs in the accompanying consolidated balance sheet. The income statements for the years ended December 31, 2001, 2000 and 1999 include the impact of the Acquisition.

        Included in the block of business acquired from MBL Life were policies whose owners are residents of the State of New York ("the New York Business"). On July 1, 1999, the New York Business was acquired by the Company's New York affiliate, FSA, via an assumption reinsurance agreement, and the remainder of the business converted to assumption reinsurance in the Company, which superseded the coinsurance agreement. As part of this transfer, invested assets equal to $678,272,000, life reserves equal to $282,247,000, group pension reserves equal to $406,118,000, and other net assets of $10,093,000 were transferred to FSA.

        The $128,420,000 purchase price was allocated between the Company and FSA based on the estimated future gross profits of the two blocks of business. The portion allocated to FSA was $10,000,000.

        As part of the Acquisition, the Company received $242,473,000 from MBL Life to pay policy enhancements guaranteed by the MBL Life rehabilitation agreement to policyholders meeting certain requirements. Of this amount, the Company was required to transfer $20,055,000 to the Parent for enhancements on policies which customers elected to convert to fixed annuity policies of the Parent. Included in the Company's reserves transferred to FSA in 1999 were $34,657,000 of such policy enhancement reserves. Based upon final actuarial calculations performed in the first quarter of 2000, $16,741,000 of such reserves were returned to the Company by FSA. A primary requirement was that annuity policyholders must have converted their MBL Life policy to a policy type currently offered by the Company or one of its affiliates by December 31, 1999. Pursuant to the agreement, the enhancements were scheduled to be credited in four installments on January 1, 2000, June 30, 2001, June 30, 2002 and June 30, 2003, to eligible policies still active on each of those dates. The Company's portion of the payment due amounted to $52,093,000 and $58,329,000 on January 1, 2000 and June 30, 2001,
        respectively, and was either credited to the accounts of the policyholders or paid as benefits through withdrawals or accelerated death benefits. On December 31, 2001, the remaining enhancement reserve for such payments totaled $100,834,000.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



4.      INVESTMENTS

        The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks by major category follow:

                                             Amortized      Estimated
                                                  Cost     Fair Value
                                            ----------     ----------
                                                 (In thousands)
        AT DECEMBER 31, 2001:

        Securities of the United States
          Government                        $   24,279     $   24,069
        Mortgage-backed securities           1,532,155      1,543,175
        Securities of public utilities         223,006        222,815
        Corporate bonds and notes            2,059,160      2,002,981
        Redeemable preferred stocks             21,515         21,515
        Other debt securities                  747,786        730,520
                                            ----------     ----------
          Total                             $4,607,901     $4,545,075
                                            ==========     ==========

        AT DECEMBER 31, 2000:

        Securities of the United States
          Government                        $   19,164     $   18,868
        Mortgage-backed securities           1,651,581      1,636,304
        Securities of public utilities         154,076        151,209
        Corporate bonds and notes            1,426,845      1,329,001
        Redeemable preferred stocks              1,375          1,375
        Other debt securities                  877,529        871,145
                                            ----------     ----------
          Total                             $4,130,570     $4,007,902
                                            ==========     ==========

        The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks by contractual maturity, as of December 31, 2001, follow:

                                             Amortized      Estimated
                                                  Cost     Fair Value
                                            ----------     ----------
                                                 (In thousands)
        Due in one year or less             $   93,363     $   94,251
        Due after one year through
          five years                         1,122,253      1,110,755
        Due after five years through
          ten years                          1,371,336      1,321,277
        Due after ten years                    488,794        475,617
        Mortgage-backed securities           1,532,155      1,543,175
                                            ----------     ----------

          Total                             $4,607,901     $4,545,075
                                            ==========     ==========

        Actual maturities of bonds, notes and redeemable preferred stocks may differ from those shown above due to prepayments and redemptions.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



    4.  INVESTMENTS (Continued)

        Gross unrealized gains and losses on bonds, notes and redeemable preferred stocks by major category follow:

                                                Gross         Gross
                                           Unrealized    Unrealized
                                                Gains        Losses
                                           ----------    ----------
                                                (In thousands)
        AT DECEMBER 31, 2001:

        Securities of the United States
          Government                        $     105     $    (315)
        Mortgage-backed securities             16,573        (5,553)
        Securities of public utilities          1,885        (2,076)
        Corporate bonds and notes              21,540       (77,719)
        Other debt securities                   6,226       (23,492)
                                            ---------     ---------
          Total                             $  46,329     $(109,155)
                                            =========     =========

        AT DECEMBER 31, 2000:

        Securities of the United States
          Government                        $      17     $    (313)
        Mortgage-backed securities             10,000       (25,277)
        Securities of public utilities            267        (3,134)
        Corporate bonds and notes              12,682      (110,526)
        Other debt securities                  11,482       (17,866)
                                            ---------     ---------
          Total                             $  34,448     $(157,116)
                                            =========     =========

        Gross unrealized gains on equity securities aggregated $12,000 at December 31, 2001 and $18,000 at December 31, 2000. Gross unrealized losses on equity securities aggregated $439,000 at December 31, 2001 and $45,000 at December 31, 2000.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



    4.  INVESTMENTS (Continued)

        Gross realized investment gains and losses on sales of investments are as follows:

                                                Years Ended December 31,
                                        ---------------------------------------
                                             2001           2000           1999
                                        ---------      ---------      ---------
                                                    (In thousands)
        BONDS, NOTES AND REDEEMABLE
         PREFERRED STOCKS:
          Realized gains                $  34,026      $   9,608      $   8,333
          Realized losses                 (25,258)        (5,573)       (26,113)
        MORTGAGE LOANS:
          Realized losses                      --           (276)            --

        COMMON STOCKS:
          Realized gains                      164            610          4,239
          Realized losses                      --             --            (11)

        OTHER INVESTMENTS:
          Realized gains                       --          1,091             --
          Realized losses                    (685)            --             --

        IMPAIRMENT WRITEDOWNS            (100,958)       (20,637)        (6,068)
                                        ---------      ---------      ---------
          Total net realized
          investment losses             $ (92,711)     $ (15,177)     $ (19,620)
                                        =========      =========      =========

        The sources and related amounts of investment income (losses) are as follows:

                                                Years Ended December 31,
                                        ---------------------------------------
                                             2001           2000           1999
                                        ---------      ---------      ---------
                                                    (In thousands)
        Short-term investments          $   9,430      $  21,683      $  61,764
        Bonds, notes and redeemable
          preferred stocks                285,668        290,157        348,373
        Mortgage loans                     58,262         60,608         47,480
        Partnerships                       13,905          7,031          6,631
        Policy loans                       18,218         20,200         22,284
        Common stocks                           2             --              7
        Real estate                          (272)           121           (525)
        Other invested assets              (5,038)         6,668         35,939
        Less: investment expenses          (4,962)        (7,113)        (5,952)
                                        ---------      ---------      ---------
        Total investment income         $ 375,213      $ 399,355      $ 516,001
                                        =========      =========      =========




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.      INVESTMENTS (Continued)

        At December 31, 2001, no investments in any one entity or its affiliates exceeded 10% of the Company's consolidated shareholder's equity.

        At December 31, 2001, bonds, notes and redeemable preferred stocks included $215,528,000 of bonds and notes not rated investment grade. These non-investment-grade securities are comprised of bonds spanning 35 industries with 20% of these assets concentrated in telecommunications and 10% concentrated in airlines. No other industry concentration constituted more than 6% of these assets.

        At December 31, 2001, mortgage loans were collateralized by properties located in 29 states, with loans totaling approximately 30% of the aggregate carrying value of the portfolio secured by properties located in California and approximately 11% by properties located in New York. No more than 9% of the portfolio was secured by properties in any other single state.

        At December 31, 2001, the carrying value of investments in default as to the payment of principal or interest was $12,060,000 ($9,824,000 of bonds and $2,236,000 of mortgage loans).

        As a component of its asset and liability management strategy, the Company utilizes Swap Agreements to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities to fixed-rate instruments. At December 31, 2001, the Company had one outstanding asset Swap Agreement with a notional principal amount of $97,000,000 and one outstanding liability Swap Agreement with a notional principal amount of $30,954,000. The asset Swap Agreement was entered into in May 2000 and matures in June 2002. The liability Swap Agreement was entered into in December 1996 and matures in December 2024. The net interest received or paid on the asset Swap Agreement is included in Investment Income, while the net interest received or paid on the liability Swap Agreement is included in Interest Expense in the Consolidated Statement of Income and Comprehensive Income. The total net interest received (paid) amounted to $2,599,000 for the year ended December 31, 2001, $43,000 for the year ended December 31, 2000 and $(215,000) for the year ended December 31, 1999.

        At December 31, 2001, $8,635,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



5.      FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its real estate investments and other invested assets except for partnerships) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        CASH AND SHORT-TERM INSTRUMENTS: Carrying value is considered to be a reasonable estimate of fair value.

        BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

        MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

        SEPARATE ACCOUNT SEED MONEY: Fair value is considered to be the market value of the underlying securities.

        COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

        POLICY LOANS: Carrying value is considered a reasonable estimate of fair value.

        PARTNERSHIPS: Fair value of partnerships that invest in debt and equity securities is based upon the fair value of the net assets of the partnerships as determined by the general partners.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



5.      FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        VARIABLE ANNUITY ASSETS HELD IN SEPARATE ACCOUNTS: Variable annuity assets are carried at the market value of the underlying securities.

        RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

        RESERVES FOR GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates.

        VARIABLE ANNUITY LIABILITIES RELATED TO SEPARATE ACCOUNTS: Variable annuity liabilities are carried at the market value of the underlying securities of the variable annuity assets held in separate accounts.

        SUBORDINATED NOTES PAYABLE TO AFFILIATES: Fair value is estimated based on the quoted market prices for similar issues.







                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



5.      FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 compared with their respective carrying values, are as follows:

                                                      Carrying            Fair
                                                         Value           Value
                                                   -----------     -----------
                                                        (In thousands)
        DECEMBER 31, 2001:

        ASSETS:
          Cash and short-term investments          $   200,064     $   200,064
          Bonds, notes and redeemable
             preferred stocks                        4,545,075       4,545,075
          Mortgage loans                               692,392         732,393
          Policy loans                                 226,961         226,961
          Separate account seed money                   50,560          50,560
          Common stocks                                    861             861
          Partnerships                                   8,214           7,527
          Variable annuity assets held in
             separate accounts                      18,526,413      18,526,413

        LIABILITIES:
          Reserves for fixed annuity contracts     $ 3,498,917     $ 3,439,727
          Reserves for guaranteed investment
             contracts                                 483,861         490,718
          Variable annuity liabilities related
             to separate accounts                   18,526,413      18,526,413
          Subordinated notes payable to
             affiliates                                 58,814          62,273





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



5.      FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

                                                      Carrying            Fair
                                                         Value           Value
                                                   -----------     -----------
                                                         (In thousands)
        DECEMBER 31, 2000:

        ASSETS:
          Cash and short-term investments          $   169,701     $   169,701
          Bonds, notes and redeemable
             preferred stocks                        4,007,902       4,007,902
          Mortgage loans                               684,174         711,543
          Policy loans                                 244,436         244,436
          Separate account seed money                  104,678         104,678
          Common stocks                                    974             974
          Partnerships                                   8,216           9,915
          Variable annuity assets held in
             separate accounts                      20,393,820      20,393,820

        LIABILITIES:
          Reserves for fixed annuity contracts     $ 2,778,229     $ 2,618,719
          Reserves for guaranteed investment
             contracts                                 610,672         610,672
          Variable annuity liabilities related
             to separate accounts                   20,393,820      20,393,820
          Subordinated notes payable to
             affiliates                                 55,119          57,774

6.      SUBORDINATED NOTES PAYABLE TO AFFILIATES

        Subordinated notes (including accrued interest of $6,354,000) payable to affiliates totaled $58,814,000 at interest rates ranging from 8% to 9.5% at December 31, 2001, and require principal payments of $21,500,000 in 2002, $20,400,000 in 2003, $3,000,000 in 2004 and $7,560,000 in 2005.
        The $6,354,000 of accrued interest was paid by the Company in January and February 2002.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



7.      REINSURANCE

        With respect to its reinsurance agreements, the Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal.

        The Company guarantees a minimum level of death benefits for the majority of the Company's separate account contracts. If a policyholder death benefit notification is received and the assets in the respective policyholder separate accounts are insufficient to fund the required minimum policy benefits, the Company is obligated to pay the difference. This exposure was reinsured on approximately 27% of the liabilities as of December 31, 2001. During January 2002, the Company entered into additional reinsurance agreements which significantly limited its exposure for certain contracts entered into in 2001 through 2003.

        Certain of the Company's variable annuities provide for a Guaranteed Minimum Income Benefit in the form of guaranteed benefit payout upon annuitization. All of the annuitization benefit at risk has been reinsured as of December 31, 2001.

        The business which was assumed from MBL Life as part of the Acquisition is subject to existing reinsurance ceded agreements. At December 31, 1998, the maximum retention on any single life was $2,000,000, and a total credit of $5,057,000 was taken against the life insurance reserves, representing predominantly yearly renewable term reinsurance. In order to limit even further the exposure to loss on any single insured and to recover an additional portion of the benefits paid over such limits, the Company entered into a reinsurance treaty effective January 1, 1999 under which the Company retains no more than $100,000 of risk on any one insured life. At December 31, 2001, a total reserve credit of $3,781,000 was taken against the life insurance reserves.

        On August 1, 1999, the Company entered into a modified coinsurance transaction, approved by the Arizona Department of Insurance, which involved the ceding of approximately $6,000,000,000 of variable annuities to ANLIC Insurance Company (Hawaii), a non-affiliated stock life insurer. The transaction is accounted for as reinsurance for statutory reporting purposes. As part of the transaction, the Company received cash in the amount of $150,000,000 and recorded a corresponding deposit liability. As payments are made to the reinsurer, the deposit liability is relieved. The cost of this program, which amounted to $6,909,000 for the year ended December 31, 2001, $12,026,000 for the year ended December 31, 2000 and $3,621,000 for the year ended December 31, 1999, is reported as a component of General and Administrative Expenses in the Consolidated Statement of Income and Comprehensive Income.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



8.      COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has entered into eight agreements in which it has provided liquidity support for certain short-term securities of municipalities and non-profit organizations by agreeing to purchase such securities in the event there is no other buyer in the short-term marketplace. In return the Company receives a fee. The maximum liability under these guarantees at December 31, 2001 is $1,031,000,000. Related to each of these agreements are participation agreements with the Company's Parent, under which the Parent will share in $497,850,000 of these liabilities in exchange for a proportionate percentage of the fees received under these agreements. Management does not anticipate any material future losses with respect to these commitments.

        In the ordinary course of business, the Company is obligated to purchase approximately $46,000,000 of asset backed securities as of December 31, 2001.

        The Company has entered into an agreement whereby it is committed to purchase the remaining principal amount, $240,158,000 as of December 31, 2001, of various mortgage-backed securities at par value in March 2006. At the present time, management does not anticipate any material losses with respect to this agreement.

        Various lawsuits against the Company have arisen in the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company, with the potential exception of McMurdie et al. v. SunAmerica et al., Case No. BC 194082. The lawsuit is a representative action wherein the plaintiffs allege violations of California's Business and Professions Code Sections 17200 et seq. The Company is vigorously defending the lawsuit. The probability of any particular outcome is not reasonably estimable at this time.

        Based on the information available at this time, management believes that the Company has not incurred material losses associated with the terrorist attacks of September 11, 2001.

        The Company's current financial strength and counterparty credit ratings from Standard & Poor's are based in part on a guarantee (the "Guarantee") of the Company's insurance policy obligations by American Home Assurance Company ("American Home"), a subsidiary of AIG, and a member of an AIG intercompany pool, and the belief that the Company is viewed as a strategically important member of AIG. The Guarantee is unconditional and irrevocable, and the Company's policyholders have the right to enforce the Guarantee directly against American Home.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



8.      COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

        The Company's current financial strength rating from Moody's is based in part on a support agreement between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1,000,000 or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

        American Home does not publish financial statements, although it files statutory annual and quarterly reports with the New York State Insurance Department, where such reports are available to the public. AIG is a reporting company under the Securities Exchange Act of 1934, and publishes annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available from the Securities and Exchange Commission.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.      SHAREHOLDER'S EQUITY

        The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At December 31, 2001 and 2000, 3,511 shares were outstanding.

        Changes in shareholder's equity are as follows:

                                                                 Years Ended December 31,
                                                        ---------------------------------------
                                                             2001           2000           1999
                                                        ---------      ---------      ---------
                                                                    (In thousands)
        ADDITIONAL PAID-IN CAPITAL:
          Beginning balances                            $ 493,010      $ 493,010      $ 378,674
          Reclassification of note by Parent                   --             --        170,436
          Return of capital                                    --             --       (170,500)
          Capital contributions received                       --             --        114,250
          Contribution of partnership investment               --             --            150
          Contribution of subsidiary by Parent            432,743             --             --
                                                        ---------      ---------      ---------
        Ending balances                                 $ 925,753      $ 493,010      $ 493,010
                                                        =========      =========      =========

        RETAINED EARNINGS:
          Beginning balances                            $ 697,730      $ 551,158      $ 366,460
          Net income                                       90,369        215,572        184,698
          Dividends paid to Parent                        (94,095)       (69,000)            --
                                                        ---------      ---------      ---------
        Ending balances                                 $ 694,004      $ 697,730      $ 551,158
                                                        =========      =========      =========

        ACCUMULATED OTHER
          COMPREHENSIVE LOSS:
             Beginning balances                         $ (65,582)     $(112,553)     $  (1,619)
             Change in net unrealized
                gains (losses) on debt
                securities available for sale              59,842         79,891       (198,659)
             Change in net unrealized
                gains (losses) on equity
                securities available for sale                (400)           (27)           (10)
             Change in adjustment to deferred
                acquisition costs                          (5,800)        (7,600)        28,000
             Tax effects of net changes                   (18,774)       (25,293)        59,735
             Cumulative effect of accounting
                change, net of tax                          1,389             --             --
             Net change related to cash flow hedges            53             --             --
                                                        ---------      ---------      ---------
        Ending balances                                 $ (29,272)     $ (65,582)     $(112,553)
                                                        =========      =========      =========

        On January 1, 2001, the Parent contributed all of its ownership interests in SA Affordable Housing LLC ("SAAH LLC"), a wholly owned subsidiary, to the Company. All of SAAH LLC's ownership interests were subsequently contributed by the Company to SunAmerica Asset Management. SAAH LLC has investments in limited partnership interests whose primary purpose is the generation of rehabilitation tax credits, low income housing credits and passive losses. Realized tax credits are passed on to its direct Parent, SunAmerica Asset Management. At the time of the contribution, SAAH LLC had partnership assets of $432,120,000, other assets of $623,000 and shareholder's equity of $432,743,000. SAAH LLC's results of operations are included within the asset management operations. As a result of this transfer, additional paid-in capital was increased by $432,743,000.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



9.      SHAREHOLDER'S EQUITY (Continued)

        Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the Arizona Department of Insurance. Currently, no dividends can be paid to stockholders in the year 2002 without prior approval. Ordinary and extraordinary dividends of $94,095,000 and $69,000,000 were paid on April 2, 2001 and March 1,
        2000, respectively. No dividends were paid in the year ended December 31, 1999.

        Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net loss for the year ended December 31, 2001 totaled $122,322,000. The Company's net income for the years ended December 31, 2000 and 1999 was approximately $168,367,000 and $261,539,000, respectively. The Company's statutory capital and surplus totaled approximately $1,009,267,000 at December 31, 2001 and $719,946,000 at December 31, 2000.

        In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the codification of statutory accounting principles ("Codification") which replaced the NAIC's previous primary guidance on statutory accounting, which became effective January 1, 2001. Codification changed prescribed statutory accounting practices and has resulted in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. Codification has been adopted by all fifty states as the prescribed basis of accounting, including Arizona. The adoption of Codification resulted in an increase to the Company's statutory surplus of approximately $92,402,000.

        On June 30, 1999, the Parent cancelled the Company's surplus note payable of $170,436,000 and funds received were reclassified to Additional Paid-in Capital in the accompanying consolidated balance sheet. On September 9, 1999, the Company paid $170,500,000 to its Parent as a return of capital. On September 14, 1999 and October 25, 1999, the Parent contributed additional capital to the Company in the amounts of $54,250,000 and $60,000,000, respectively. Also on December 31, 1999, the Parent made a $150,000 contribution of partnership investments to the Company.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



10.     INCOME TAXES

        The components of the provisions for federal income taxes on pretax income consist of the following:

                                       Net Realized
                                         Investment
                                     Gains (Losses)     Operations          Total
                                     --------------     ----------      ---------
                                                      (In thousands)
        YEAR ENDED DECEMBER 31, 2001:

        Currently payable                 $ (18,317)     $ (86,841)     $(105,158)
        Deferred                            (17,180)       143,190        126,010
                                          ---------      ---------      ---------
          Total income tax expense
          (benefit)                       $ (35,497)     $  56,349      $  20,852
                                          =========      =========      =========

        YEAR ENDED DECEMBER 31, 2000:

        Currently payable                 $   2,791      $  (8,473)     $  (5,682)
        Deferred                             (8,103)       122,230        114,127
                                          ---------      ---------      ---------
          Total income tax expense
            (benefit)                     $  (5,312)     $ 113,757      $ 108,445
                                          =========      =========      =========

        YEAR ENDED DECEMBER 31, 1999:

        Currently payable                 $   6,846      $ 196,192      $ 203,038
        Deferred                            (13,713)       (86,300)      (100,013)
                                          ---------      ---------      ---------
          Total income tax expense
            (benefit)                     $  (6,867)     $ 109,892      $ 103,025
                                          =========      =========      =========









                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.     INCOME TAXES (Continued)

        Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:

                                                           Years Ended December 31,
                                                  ---------------------------------------
                                                       2001           2000           1999
                                                  ---------      ---------      ---------
                                                              (In thousands)
        Amount computed at statutory rate         $  42,547      $ 113,406      $ 100,703
        Increases (decreases) resulting from:
          Amortization of differences
             between book and tax
             bases of net assets acquired               613            597            609
          State income taxes, net of
             federal tax benefit                      4,072          9,718          7,231
          Dividends received deduction              (13,406)       (10,900)        (3,618)
          Tax credits                               (16,758)        (2,382)        (1,346)
          Other, net                                  3,784         (1,994)          (554)
                                                  ---------      ---------      ---------
          Total income tax expense                $  20,852      $ 108,445      $ 103,025
                                                  =========      =========      =========

        For United States federal income tax purposes, certain amounts from life insurance operations are accumulated in a memorandum policyholders' surplus account and are taxed only when distributed to shareholders or when such account exceeds prescribed limits. The accumulated policyholders' surplus was $14,300,000 at December 31, 2001. The Company does not anticipate any transactions which would cause any part of this surplus to be taxable.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



10.     INCOME TAXES (Continued)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for Deferred Income Taxes are as follows:

                                                  December 31,   December 31,
                                                          2001           2000
                                                  ------------   ------------
                                                         (In thousands)
        DEFERRED TAX LIABILITIES:
        Investments                                  $      --      $  18,738
        Deferred acquisition costs                     425,208        317,995
        State income taxes                               5,978          9,640
        Other liabilities                               24,247         55,101
                                                     ---------      ---------
        Total deferred tax liabilities                 455,433        401,474
                                                     ---------      ---------

        DEFERRED TAX ASSETS:
        Investments                                  $ (23,194)     $      --
        Contractholder reserves                       (184,890)      (247,591)
        Guaranty fund assessments                       (3,629)        (3,610)
        Deferred income                                (16,211)       (28,982)
        Net unrealized losses on debt and equity
          securities available for sale                (16,539)       (35,313)
                                                     ---------      ---------
        Total deferred tax assets                     (244,463)      (315,496)
                                                     ---------      ---------
        Deferred income taxes                        $ 210,970      $  85,978
                                                     =========      =========

11.     RELATED-PARTY MATTERS

        The Company pays commissions to six affiliated companies: SunAmerica Securities, Inc.; Advantage Capital Corp.; Financial Services Corp.; Sentra Securities Corp.; Spelman & Co., Inc.; and VALIC Financial Advisors. Commissions paid to these broker-dealers totaled $40,567,000 in the year ended December 31, 2001, $44,584,000 in the year ended December 31, 2000 and $37,435,000 in the year ended December 31, 1999. These broker-dealers, when combined with the Company's wholly owned broker-dealer, distribute a significant portion of the Company's variable annuity products, amounting to approximately 26.0%, 33.8% and 35.6% of deposits for each of the respective periods. Of the Company's mutual fund sales, 26.3%, 33.6% and 37.9% were distributed by these affiliated broker-dealers for each of the respective periods.

        The Company purchases administrative, investment management, accounting, marketing and data processing services from its Parent and SunAmerica, an indirect parent. Amounts paid for such services totaled $130,178,000 for the year ended December 31, 2001, $132,034,000 for the year ended December 31, 2000 and $105,059,000 for the year ended December 31, 1999. The marketing component of such costs during these periods amounted to $68,757,000, $61,954,000 and $53,385,000, respectively, and are deferred and amortized as part of Deferred Acquisition Costs. The other components of such costs are included in General and Administrative Expenses in the income statement.




                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



11.     RELATED-PARTY MATTERS (Continued)

        During the year ended December 31, 2001, the Company paid $219,000 of management fees to an affiliate of the Company to administer its securities lending program (see Note 2).

        During the year ended December 31, 2001, the Company entered into a short-term financing arrangement with SunAmerica. Under the terms of this agreement, the Company has immediate access of up to $500 million. Any advances made under this agreement must be repaid within 30 days. No borrowings were outstanding under this agreement at December 31, 2001.

        Also, during the year ended December 31, 2001, the Company entered into a short-term financing arrangement with SunAmerica whereby SunAmerica has the right to borrow up to $500 million from the Company. Any advances made by the Company under this agreement must be repaid to the Company within 30 days. As of December 31, 2001, $75 million was due to the Company under this agreement. This receivable was collected in January 2002 and is included in other assets in the consolidated balance sheet.

        At December 31, 2001 and 2000, the Company held no investments issued by any of its affiliates.

        During the year ended December 31, 2001, the Company made no purchases or sales of invested assets to or from the Parent or its affiliates.

        During the year ended December 31, 2000, FSA transferred $16,741,000 of cash to the Company related to policy enhancements of the New York Business from the Acquisition (see Note 3).

        During the year ended December 31, 2000, the Company transferred $20,055,000 of cash to the Parent as a result of policy enhancements granted to annuity policyholders who converted their MBL Life policies to policies of the Parent (see Note 3).

        During the year ended December 31, 2000, the Company sold various invested assets to the Parent for cash equal to their current market value of $6,362,000.

        During the year ended December 31, 1999, the Company transferred short-term investments and bonds to FSA with an aggregate fair value of $634,596,000 as part of the transfer of the New York Business from the Acquisition (See Note 3). The Company recorded a net realized loss of $5,144,000 on the transfer of these assets.

        During the year ended December 31, 1999, the Company purchased certain invested assets from SunAmerica for cash equal to their current market value of $161,159,000.





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



12.     BUSINESS SEGMENTS

        The Company has three business segments: annuity operations, asset management operations and broker-dealer operations. The accounting policies of the segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company evaluates performance and allocates reserves based on profit or loss from operations before income taxes. There were no intersegment revenues during all periods presented. Substantially all of the Company's revenues are derived from the United States. The Parent makes expenditures for long-lived assets for the annuity operations segment and allocates depreciation of such assets to the annuity operations segment.

        Products for the annuity operations and asset management operations are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. One independent selling organization in the annuity operations represented 12.2% of sales in the year ended December 31, 2001, 16.9% of sales in the year ended December 31, 2000 and 12.0% of sales in the year ended December 31, 1999. No other independent selling organization was responsible for 10% or more of sales for any such period. There was no single independent selling organization that accounted for 10% or more of sales in the asset management operations. Registered representatives sell products offered by the broker-dealer operations. Revenue from any single registered representative or group of registered representatives do not compose a material percentage of total revenues in the broker-dealer operations.





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



12.     BUSINESS SEGMENTS (Continued)

        Summarized data for the Company's business segments follow:

                                                             Asset            Broker-
                                           Annuity        Management          Dealer
                                         Operations       Operations        Operations           Total
                                       ------------      ------------      ------------      ------------
                                                                 (In thousands)
        YEAR ENDED
        DECEMBER 31, 2001:

        Investment income              $    359,655      $     14,988      $        570      $    375,213
        Interest expense                   (241,444)           (4,115)             (360)         (245,919)
                                       ------------      ------------      ------------      ------------
        Net investment income               118,211            10,873               210           129,294
        Net realized investment
          losses                            (59,784)          (32,927)               --           (92,711)

        Variable annuity fees               350,378            11,499                --           361,877
        Net retained commissions                 --             2,210            45,362            47,572
        Asset management fees                    --            63,529                --            63,529
        Universal life insurance
          fees, net                          18,909                --                --            18,909
        Surrender charges                    24,911                --                --            24,911
        Other fees, net                       3,626             9,350             1,575            14,551
                                       ------------      ------------      ------------      ------------
        Total fee income                    397,824            86,588            46,937           531,349

        General and administrative
          expenses                          (89,253)          (27,430)          (29,486)         (146,169)

        Amortization of deferred
          acquisition costs                (144,273)          (76,043)               --          (220,316)

        Annual commissions                  (58,278)               --                --           (58,278)

        Guaranteed minimum
          death benefits                    (21,606)               --                --           (21,606)
                                       ------------      ------------      ------------      ------------

        Pretax income (loss)
          before cumulative
          effect of accounting
          change                       $    142,841      $    (38,939)     $     17,661      $    121,563
                                       ============      ============      ============      ============
        Total assets                   $ 26,208,762      $    659,876      $     72,950      $ 26,941,588
                                       ============      ============      ============      ============
        Expenditures for long-
          lived assets                 $         --      $        614      $        608      $      1,222
                                       ============      ============      ============      ============





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



12.     BUSINESS SEGMENTS (Continued)

                                                             Asset            Broker-
                                           Annuity        Management          Dealer
                                         Operations       Operations        Operations           Total
                                       ------------      ------------      ------------      ------------
                                                                 (In thousands)
        YEAR ENDED
        DECEMBER 31, 2000:

        Investment income              $    388,368      $      9,800      $      1,187      $    399,355
        Interest expense                   (260,709)           (3,784)             (360)         (264,853)
                                       ------------      ------------      ------------      ------------
        Net investment income               127,659             6,016               827           134,502
        Net realized investment
          losses                            (15,177)               --                --           (15,177)

        Variable annuity fees               385,436            15,059                --           400,495
        Net retained commissions                 --             3,878            58,324            62,202
        Asset management fees                    --            73,922                --            73,922
        Universal life insurance
          fees, net                          20,258                --                --            20,258
        Surrender charges                    20,963                --                --            20,963
        Other fees, net                       3,832             6,708             2,419            12,959
                                       ------------      ------------      ------------      ------------
        Total fee income                    430,489            99,567            60,743           590,799

        General and administrative
          expenses                         (101,912)          (36,106)          (32,058)         (170,076)

        Amortization of deferred           (125,035)          (32,972)               --          (158,007)
          acquisition costs

        Annual commissions                  (56,473)               --                --           (56,473)

        Guaranteed minimum
          death benefits                     (1,551)               --                --            (1,551)
                                       ------------      ------------      ------------      ------------
        Pretax income before
          cumulative effect of
          accounting change            $    258,000      $     36,505      $     29,512      $    324,017
                                       ============      ============      ============      ============
        Total assets                   $ 26,908,888      $    199,075      $     81,515      $ 27,189,478
                                       ============      ============      ============      ============
        Expenditures for long-
          lived assets                 $         --      $        454      $      1,600      $      2,054
                                       ============      ============      ============      ============





                      AIG SUNAMERICA LIFE ASSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



12.     BUSINESS SEGMENTS (Continued)

                                                             Asset            Broker-
                                           Annuity        Management          Dealer
                                         Operations       Operations        Operations           Total
                                       ------------      ------------      ------------      ------------
                                                                 (In thousands)
        YEAR ENDED
        DECEMBER 31, 1999:

        Investment income              $    505,962      $      9,072      $        967      $    516,001
        Interest expense                   (354,263)           (3,085)             (389)         (357,737)
                                       ------------      ------------      ------------      ------------
        Net investment income               151,699             5,987               578           158,264
        Net realized investment
          losses                            (19,620)               --                --           (19,620)

        Variable annuity fees               296,112            10,305                --           306,417
        Net retained commissions                 --             2,012            49,027            51,039
        Asset management fees                    --            43,510                --            43,510
        Universal life insurance
          fees, net                          28,932                --                --            28,932
        Surrender charges                    17,137                --                --            17,137
        Other fees, net                       2,139             4,804              (616)            6,327
                                       ------------      ------------      ------------      ------------

        Total fee income                    344,320            60,631            48,411           453,362

        General and administrative
          expenses                          (93,921)          (23,998)          (28,378)         (146,297)

        Amortization of deferred
          acquisition costs                 (94,910)          (21,930)               --          (116,840)

        Annual commissions                  (40,760)               --                --           (40,760)

        Guaranteed minimum
          death benefits                       (386)               --                --              (386)
                                       ------------      ------------      ------------      ------------

        Pretax income before
          cumulative effect of
          accounting change            $    246,422      $     20,690      $     20,611      $    287,723
                                       ============      ============      ============      ============
        Total assets                   $ 26,649,310      $    150,966      $     74,218      $ 26,874,494
                                       ============      ============      ============      ============
        Expenditures for long-
          lived assets                 $         --      $      2,271      $      2,728      $      4,999
                                       ============      ============      ============      ============







13.     SUBSEQUENT EVENT

               The Company has declared a distribution to its Parent, effective January 1, 2002, of 100% of the outstanding capital stock of its consolidated subsidiary, Saamsun Holdings Corporation ("Saamsun"). This distribution was declared subject to the approval of the Arizona Department of Insurance. In the opinion of management, subsequent to such distribution, the Company's capital and surplus will remain more than sufficient in relation to its outstanding liabilities and more than adequate relative to its financial needs, and will exceed its risk-based capital requirements by a considerable margin.

               Saamsun is comprised of the Company's asset management and broker-dealer segments. If approved, such distribution would have a material effect upon the Company's shareholders equity, reducing it by approximately $550 million in 2002. Partnerships would be reduced by approximately $440 million. Pretax income in future periods would be reduced by the earnings of the Company's asset management and broker-dealer operations, which, on a combined basis, total $35.5 million, $74.7 million, and $50.8 million for 2001, 2000, and 1999, respectively.






PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

The following financial statements are included in Part B of the Registration Statement.

Audited consolidated financial statements of AIG SunAmerica Life Assurance Company (formerly Anchor National Life Insurance Company) at December 31, 2001 and 2000 for the years ended December 31, 2001, 2000 and 1999.

Audited Financial Statements of Variable Annuity Account Nine (Portion Relating to the Alliance Ovation Advisor Variable Annuity) are not yet available, as sales have not yet begun.




(b) Exhibits

(1)      Resolution Establishing Separate Account                                       *
(2)      Not Applicable
(3)      (a)      Form of Distribution Contract                                         *
         (b)      Selling Agreement                                                     *
(4)      Variable Annuity Contract
         (a)      Group Annuity Certificate                                             **
         (b)      Individual Annuity Contract                                           **
         (c)      Annual Ratchet Plan (Optional Death Benefit Endorsement)              *
         (d)      Estate Benefit Plan                                                   *
         (e)      Accidental Death Benefit                                              *
         (f)      Enhanced Equity Assurance Plan                                        *
         (g)      Equity Assurance Plan                                                 *
         (h)      IRA Endorsement                                                       *
         (i)      Simple IRA Endorsement                                                *
         (j)      Tax-Sheltered Annuity Endorsement                                     *
(5)      Application for Contract
         (a)      Participant Enrollment Form                                           *
         (b)      Annuity Application                                                   *
(6)      Depositor - Corporate Documents
         (a)      Certificate of Incorporation                                          *
         (b)      By-Laws                                                               *
(7)      Not Applicable
(8)      Form of Fund Participation Agreement with
         (a)      Alliance Variable Products Series Fund, Inc.                          *
(9)      Opinion of Counsel and Consent of Counsel                                      **
(10)     Consent of Independent Accountants                                             Filed herewith
(11)     Not Applicable
(12)     Not Applicable
(13)     Performance Computations                                                       Filed herewith
(14)     Diagram and Listing of All Persons Directly or Indirectly
         Controlled By or Under Common Owner Control with Anchor National
         Life Insurance Company, the Depositor of Registrant                            *
(15)     Powers of Attorney                                                             **

-------------
*        Incorporated by reference to Pre-Effective Amendment No. 1 filed on Form N-4 on May 16, 2002, File Nos. 333-88414 and
         811-21096.

**       Incorporated by reference to an initial Registration Statement filed on Form N-4 on May 31, 2002, File Nos. 333-89468 and 811-21096.


Item 25.  Directors and Officers of the Depositor

The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name                                Position

Jay S. Wintrob                      Chief Executive Officer, Director and
                                      President
James R. Belardi                    Director and Senior Vice President
Jana W. Greer                       Director and Senior Vice President
Marc H. Gamsin                      Director and Senior Vice President
N. Scott Gillis                     Director and Senior Vice President
Edwin R. Raquel                     Senior Vice President and Chief Actuary
J. Franklin Grey                    Vice President
Edward P. Nolan*                    Vice President
Gregory M. Outcalt                  Senior Vice President
Maurice S. Hebert                   Vice President and Controller
Scott H. Richland                   Vice President
Stewart R. Polakov                  Vice President
Lawrence M. Goldman                 Vice President and Assistant Secretary
Christine A. Nixon                  Vice President and Secretary
Ron H. Tani                         Vice President
Mark A. Zaeske                      Treasurer
Virginia N. Puzon                   Assistant Secretary

------------
* 88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

The Registrant is a Separate Account of Anchor National (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor of Registrant, see Exhibit 14 of this Registration Statement. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-02-003222, filed April 1, 2002.

Item 27.  Number of Contract Owners

Contracts funded by the Variable Annuity Account Nine of Anchor National Life Insurance Company have not yet been sold.

Item 28.  Indemnification

None.

Item 29.  Principal Underwriter

SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Variable Annuity Account, Presidential Variable Account One, FS Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four, Variable Annuity Account Five and Variable Annuity Account Seven. Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.


Name                                Position with Distributor
J. Steven Neamtz                    Director and President
Robert M. Zakem                     Director, Executive Vice President, General
                                      Counsel and Assistant Secretary
Peter A. Harbeck                    Director
Christine A. Nixon                  Secretary
James Nichols                       Vice President
Lawrence M. Goldman                 Assistant Secretary
Virginia N. Puzon                   Assistant Secretary
Debbie Potash-Turner                Controller

--------------------------------------------------------------------------------------------------------------
Name of Distributor       Net Distribution     Compensation on      Brokerage Commission Commissions*
                          Discounts and        Redemption
                          Commissions          Annuitization
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
SunAmerica Capital        None                 None                 None                 None
Services, Inc.
--------------------------------------------------------------------------------------------------------------

* Distribution fee is paid by Anchor National Life Insurance Company.

Item 30.  Location of Accounts and Records

Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Delaware Valley Financial Services, P.O. Box 3031, Berwyn, PA 19312-0031, serves as the Annuity Service Center and in this capacity maintains accounts and records as required.

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

Registrant undertakes to

(1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and

(3)  deliver  any  Statement  of  Additional   Information   and  any  financial
     statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33. Representation

A. The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and has complied with the following provisions:

1.   Include  appropriate  disclosure  regarding  the  redemption   restrictions
     imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.   Include  appropriate  disclosure  regarding  the  redemption   restrictions
     imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
     Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his Contract Value.

B. Representation pursuant to Section 26(f) of the Investment Company Act of 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies it has caused this Pre-Effective Amendment on Form N-4 to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 30th day of July, 2002.

VARIABLE ANNUITY ACCOUNT NINE
(Registrant)

By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By:  /s/ JAY S. WINTROB
Jay S. Wintrob
President & Chief Executive Officer

By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
(Depositor, on behalf of itself and Registrant)

By:   /s/ JAY S. WINTROB
Jay S. Wintrob
President & Chief Executive Officer

As required by the Securities Act of 1933, this Pre-Effective Amendment has been signed by the following persons in the capacities and on the dates indicated.

                                                               SIGNATURE

                                            Title                                       Date

JAY S. WINTROB*                     President, Chief Executive                  July 30, 2002
____________________                Officer and Director
Jay S. Wintrob                      (Principal Executive Officer)

MARC S. GAMSIN*                     Senior Vice President and                   July 30, 2002
____________________                Director
Marc S. Gamsin

N. SCOTT GILLIS*                    Senior Vice President                       July 30, 2002
____________________                and Director (Principal
N. Scott Gillis                     Financial Officer)

MAURICE S. HERBERT*                 Vice President and Controller               July 30, 2002
____________________                (Principal Accounting Officer)
Maurice S. Herbert

JAMES R. BELARDI*                   Senior Vice President &                     July 30, 2002
___________________                 Director
James R. Belardi

JANA W. GREER*                      Senior Vice President &                     July 30, 2002
___________________                 Director
Jana W. Greer



* signed by Christine A. Nixon, Attorney-in-Fact, July 30, 2002
/s/ CHRISTINE A. NIXON

                                                             EXHIBIT INDEX

Exhibit                    Form

EX-99.B10                  Consent of Independent Accountants
EX-99.B13                  Performance Computations